7/15

04035573

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Truly Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3700

FISCAL YEAR 12-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 7/19/04

TRULY®

信利國際有限公司

Truly International Holdings Limited

AR/S
12-31-03


THANK YOU
FOR USING TRULY
OLED
WELCOME
TO USE
TRULY OLED

Annual Report 2003 年報

EXECUTIVE DIRECTORS
Lam Wai Wah, Steven *(Chairman)*
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua

INDEPENDENT NON-EXECUTIVE DIRECTORS
Ip Cho Ting, Spencer
Heung Kai Sing

NON-EXECUTIVE DIRECTOR
Chung Kam Kwong

COMPANY SECRETARY
Ng Sui Wa, Thomas

AUDITORS
Deloitte Touche Tohmatsu
Certified Public Accountants
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

SHARE REGISTRARS, WARRANT REGISTRARS AND TRANSFER OFFICE

In Hong Kong
Secretaries Limited
G/F Bank of East Asia Habour View Centre
56 Gloucester Road, Wanchai
Hong Kong

In the Cayman Islands
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

執行董事
林偉華 *(主席)*
黃邦俊
張達生
李建華

獨立非執行董事
葉祖亭
香啟誠

非執行董事
鍾錦光

公司秘書
吳瑞華

核數師
德勤 • 關黃陳方會計師行
執業會計師
香港
干諾道中111號
永安中心26樓

股份及認股權證過戶登記處

香港
秘書商業服務有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

開曼群島
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

BANKERS

Standard Chartered Bank
Fortis Bank
Citibank, N.A.
The Hong Kong and Shanghai Banking Corporation Limited
Hang Seng Bank
DBS Bank (Hong Kong) Limited
Bank of China (Hong Kong) Limited
UFJ Bank Limited

往來銀行

渣打銀行
華比富通銀行
花旗銀行
香港上海滙豐銀行有限公司
恒生銀行
星展銀行(香港)有限公司
中國銀行(香港)有限公司
UFJ銀行有限公司

REGISTERED OFFICE

P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

註冊辦事處

P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

PRINCIPAL OFFICE

2/F Chung Shun Knitting Centre
1-3 Wing Yip Street
Kwai Chung, N.T.
Hong Kong

主要辦事處

香港
新界葵涌
永業街1至3號
忠信針織中心2樓

Following our robust growth in 2002, I am very pleased to report to our shareholders that 2003 has marked yet another important milestone in the Group's history. The Group once again achieved record-breaking annual results with sales surging 63% to HK$1.4 billion for the year ended 31 December 2003. Operating profit also soared 100% to HK$243 million while net profit jumped 86% to HK$193 million. Earnings per share also rose 85% to HK43 cents. The escalating Liquid Crystal Display ("LCD") industry, bolstered by the improving sentiment in the global economy, stimulated our business growth in the region. As a result, the Group has successfully made another record in quarterly sales with unaudited turnover of about HK$650 million for the first three months of 2004 which was 200% more than the same period last year.

本人欣然向各股東報告，繼集團於2002年財政年度錄得驕人的增長後，二零零三年度集團再創佳績，截至2003年12月31日止年度內，錄得營業額14億港元，較上年度顯著增長63%。經營溢利亦較上年度攀升100%至2億4千3百萬港元。純利則較上年度大幅上升86%至1億9千3百萬港元。期內每股盈利增長85%至43港仙。全球液晶體顯示器(「LCD」)行業急速增長，加上世界經濟氣候顯著改善，促進了集團的業務增長。因此，集團於2004年第一季度再錄得強勁增長，未經審核的營業額達6億5千萬港元，較2003年同期上升超過200%。



Over the years, the Group has been increasing and diversifying production lines to cater for the continuous business expansion and broaden product offerings to customers. We were also able to control costs to further enhance our profit margins. Therefore, despite pricing pressures in material costs, our gross profit margin improved from 28.4% in 2002 to 29.0% this year. The net profit margin also rose to 13.8% this year from 12.1% last year. An unfavourable by-product, which is high inventory level and long inventory turnover of more than 100 days are resulted under this rapid business expansion. We found this very unacceptable and have immediately implemented an MRPII system (in material requisition and production planning) during the year which will be fully operated in May 2004. The target inventory turnover is 70 days in short term and 50 days in the long term. I trust, by doing that and taking other similar measures, we will ensure our growth momentum progress in a risk-free manner.

The huge growth in the mobile phone industry, propelled by the conversion to full colour displays, image capabilities and high resolution, has enabled the Group to capture the vast opportunities for its colour supertwisted nematic ("CSTN") LCD business. Sales from this particular product were HK$350 million (shipments commenced during the second half year) compared to nil in 2002. We expect the growth momentum of CSTN LCD, in both the mobile phone and PDA markets, to be sustained in the next couple of years.

A major achievement during the year was the establishment of our first organic light emitting displays ("OLED") production line, which also happens to be the first OLED production facility in the PRC. Satisfactory orders for our OLED Modules have been received since pilot production commenced in the fourth quarter of 2003. We expect to achieve higher production capacities and production yields with continuous investment in R&D and advanced equipment.


THANK YOU
FOR USING TRULY
OLED

集團持續增設不同類別的生產線，以滿足業務增長的需要及擴闊產品類別的基礎。同時，由於集團努力控制成本以提升邊際利潤，縱然面對物料價格上升的壓力，毛利率仍由2002年之28.4%上升至本年度之29.0%，純利率則由去年之12.1%提高至年內之13.8%。同時，由於業務於去年急速擴展，因此存貨水平相應提高及存貨周期延至100日以上。為此，我們已即時作出相應改善措施，於年內實施了MRPII系統（材料徵用及生產策劃），全面運作將於2004年5月開始。集團的目標為短期內降低存貨周期至70日，而長遠目標為50日。我深信藉著此系統，再加上其他措施配合下，集團的業務將可在無風險情況中繼續壯大發展。

由於市場正轉向具備全彩色、拍攝功能及高解像度顯示器之流動電話，促使流動電話市場錄得驚人的增長，更為集團的彩色超扭曲向列型液晶體(CSTN)顯示器產品締造龐大的商機。CSTN液晶體顯示器產品於期內首度為集團帶來收益，銷售額達3億5千萬港元（去年下半年開始付運）。我們預期CSTN液晶體顯示器於流動電話及個人數碼助理市場的增長動力能於未來數年延續下去。

期內，集團成功設立全中國第一條有機發光顯示器(OLED)生產線，此乃集團業務發展的一項重要成就。集團已於2003年第四季開始生產OLED模塊，並已取得令人滿意的訂單。集團更計劃增加研發及先進設備方面的投資，務求擴大此產品的產能及提高良品率。



Geographically, we have obtained a good market share in colour LCD modules for mobile phone applications in the PRC. Sales from the PRC market contributed 53% of the Group's total turnover this year compared to 25% in 2002. This is mainly attributable to a number of new customers secured during the year, which include top-tier mobile phone makers. Besides the PRC market, we will also be expending more effort to explore the colour LCD markets in South Korea, Japan, Europe and the US. We have added several talented members into our team, all veterans of the LCD and related industries, to support sales, marketing and production and identify market trends and opportunities. Our product development strategy will also integrate more value-added functions within our products, helping our customers meet the sophisticated demands of today's tech-savvy consumers, and providing them not only with physical products but also total solutions in display applications.

The Group's electronic consumer products business continued to improve in the second half of the year. Demand for "TRULY" brand MP3 players burgeoned during the year. Together with an increasing number of ODM customers, we are confident that this business will maintain its growth in the coming year.

In conclusion, I believe we will continue to fully capitalise on our unique advantages in developing LCD and in particular LCD Module ("LCM") products, which provide the key to a bigger and brighter future for the Group.

於市場區域方面，集團已於中國流動電話彩色液晶體顯示器模塊市場取得理想佔有率。中國市場的銷售佔集團總營業額的比率，由2002年之25%增長至本年之53%，這主要由於集團年內成功取得數位國內頂級流動電話品牌新客戶。除中國市場外，集團亦將致力開拓南韓、日本、歐洲及美國的彩色液晶體顯示器市場。為此，集團已聘請數位於液晶體顯示器及有關行業具豐富經驗的專材，為集團於銷售、市場推廣及生產方面提供專業意見及支援，他們更將以敏鋭的眼光為集團把握最新的市場趨勢及商機。此外，集團計劃為產品加入更多增值功能，務求令客戶能滿足今時今日消費者對科技產品的追求，並為他們於液晶體顯示器應用方面提供一站式解決方案及服務。



另一方面，集團的電子消費產品業務於下半年繼續改善。集團品牌「TRULY」MP3播放機的需求於年內大幅上升，加上集團的原設計生產客戶數目亦不斷增加，因此，我們相信此業務能於來年保持理想的增長。



總括來説，我們將發揮集團於液晶體顯示器及模塊（「LCM」）產品方面獨有的競爭優勢，為集團締造更理想及光輝的前景。

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

The Group enjoyed a prosperous year, as the burgeoning LCD industry continued to create soaring demand for LCD products and services. Sales from the LCD business, therefore rose to HK$1.22 billion, reflecting an increase of 66% over last year and contributing 87% to the total turnover for the year. Among the Group's various LCD products, CSTN LCDs experienced the strongest growth. The Group shipped about 2 million CSTN LCD units during the year, contributing 29% to sales in the Group's LCD business.

One of the Group's core competencies is the total display solutions that it offers to customers. During the year, the Liquid Crystal Display Modules ("LCM") business generated substantial sales as customers increasingly relied on the Group's display modules to facilitate their supply chain management. Further improving its product offerings, the Group invested in additional production lines to offer value-added services including Chip-on-Glass ("COG"), Surface Mount Technology ("SMT"), and Touch Screen Panel. These developments have not only increased the Group's margins and enhanced production yields, but also improved customers' production efficiencies.

With regard to its OLED activities, the Group has invested USD15 million in R&D, licensing and equipment to date. Pilot production for OLED displays commenced in late 2003. Currently, the Group is receiving average orders for 200,000 pieces per month mainly in monochrome OLED modules. As an early entrant to the OLED market in the PRC, the Group has gained a strong customer portfolio of leading mobile phone brands in its OLED application.

During the year, sales from electronic consumer products accounted for 13% of the Group's total turnover. Building on its established "TRULY" brand, sales from its branded MP3 players recorded a double-digit growth over last year.

管理層討論及分析

業務回顧

承接液晶體顯示器行業持續受惠於市場對有關產品及服務的龐大需求，集團於年內再次創下佳績。來自液晶體顯示器業務的銷售因此較上年度上升66%至12億2千萬港元，佔集團年內總營業額達87%。於集團各類液晶體顯示器產品中，以彩色超扭曲向列型液晶體(CSTN)顯示器的增長最為顯著。CSTN 液晶體顯示器於年內的付運額達2百萬件，為集團的液晶體顯示器業務帶來29%的收益。

集團能夠為客戶提供全面顯示器解決方案乃集團的主要優勢之一。由於客戶越來越倚賴集團所供應的液晶體顯示器模塊(「LCM」)以協助他們的供應鏈管理，LCM業務於年內為集團帶來相當可觀的收益。為進一步擴闊產品類別，集團更增設生產線，為客戶提供晶片裝貼玻璃技術(「COG」)、表面接合技術(「SMT」)及輕觸式屏幕等多項增值服務。這些業務發展不但提高集團的邊際利潤及良品率，更替客戶提升生產效率。

關於有機發光顯示器(OLED)，集團至今共投資了1千5百萬美元於研發、特許專利權及購置設備方面，並於2003年底開始試產。目前，集團的單色OLED顯示器每月平均取得約為20萬件之訂單。作為中國OLED應用市場的先鋒，集團已成功建立一個包括著名流動電話品牌的客戶基礎 。

年內，電子消費產品的銷售佔集團總營業額13%。憑藉集團成功創立的「TRULY」品牌，集團的MP3播放機之銷售較上年度錄得雙位數字的增長。

Segmental Information **分類資料**

By geographical segments: *按地區分類：*

		2003 二零零三年 Turnover 營業額 HK$'000 千港元	2002 二零零二年 Turnover 營業額 HK$'000 千港元
The People's Republic of China	中華人民共和國	**735,278**	213,817
Hong Kong	香港	**102,822**	115,948
South Korea	南韓	**204,505**	206,426
Japan	日本	**186,736**	143,657
Europe	歐洲	**73,083**	72,370
Others *(Note)*	其他 *(附註)*	**97,474**	104,868
		1,399,898	857,086

By business segments: *按業務分類：*

		2003 Turnover 營業額 HK$'000 千港元	2003 Segment result 分類業績 HK$'000 千港元	2002 Turnover 營業額 HK$'000 千港元	2002 Segment result 分類業績 HK$'000 千港元
Liquid crystal display products	液晶體顯示器產品	**1,222,535**	**262,772**	737,257	133,694
Electronic consumer products	電子消費產品	**177,363**	**(20,004)**	119,829	(13,011)
		1,399,898	**242,768**	857,086	120,683
Interest income from bank deposits	銀行存款利息收入		**1,280**		1,289
Unallocated other operating income	未分配之其他經營收入		**14**		14
Unallocated corporate expenses	未分配之公司費用		**(730)**		(689)
Profit from operations	經營溢利		**243,332**		121,297

Note:

This category includes sales to countries in North and South Americas, Australia, the Middle East, Africa, the Commonwealth of Independent States and other Asian countries.

附註：

此項目包括對南北美洲、澳洲、中東、非洲、獨聯體國家及其他亞洲國家之銷售。

Liquidity and Financial Resources

Turnover and profit for the year were increased by 63% and 86% respectively. Earnings per share were accordingly enhanced by approximately 85%.

Total assets were increased by approximately 38% to HK$1,731 million which comprised HK$869 million of current assets, HK$822 million of fixed assets and HK$40 million of deferred expenditure and other long-term assets. Total liabilities were about HK$736 million, of which HK$627 million were current liabilities and HK$109 million were long term liabilities. The current ratio was maintained at a healthy level of 1.39.

As at 31 December 2003, the total outstanding bank and other borrowings, net of cash and bank balances were about HK$221 million (2002: HK$47 million) and they bear interest at prevailing market rate. The maturity profiles of these borrowings are shown in notes 22 and 23 to the financial statements.

The financial position of the Group was healthy and ready for future capital expansion while keeping a sufficiently high level of cash and bank balances (HK$165 million) together with adequate unutilised banking facilities. The gearing ratio based on bank and other borrowings, net of cash and bank balances was approximately 22.2%.

Capital expenditure of approximately HK$450 million for the next three years in respect of acquisitions of property, plant and equipment was authorised but not contracted for. Their expected sources of funding will be principally from internal reserves.

流動資金及財政資源

年內，營業額及溢利分別上升63%及86%，因此每股盈利隨之增強約85%。

總資產上升約38%至1,731,000,000港元，當中計有869,000,000港元流動資產、822,000,000港元固定資產、40,000,000港元遞延支出及其他長期資產。總負債約為736,000,000港元，當中包括627,000,000港元流動負債及109,000,000港元長期負債。流動比率維持在1.39的健康水平。

於二零零三年十二月三十一日，未償還之銀行及其他借貸總額(扣除現金及銀行結餘)約為221,000,000港元(二零零二年：47,000,000港元)，該等貸款之利率乃根據現行市場息率而釐定。該等貸款的還款期載於財務報表附註第22及23項。

本集團穩健的財政狀況足以應付未來的資本擴展需要，其持有高度充盈的現金及銀行結餘(165,000,000港元)，以及足夠的尚未運用銀行備用額。資本負價比率按銀行及其他借貸(經扣除現金及銀行結餘)計算約為22.2%。

未來三年，將有約450,000,000港元的資本支出會用作購置物業、廠房及設備，此事已獲授權但尚未訂約，預期資金來源主要為內部儲備。

General

There was no change to the capital structure of the Group for the year ended 31 December 2003.

The state of the Group's current order books is very excellent.

Except for investments in subsidiaries and an associate, neither the Group nor the Company had held any material investments during the year.

Additions to and disposals of fixed assets mainly in plant and machinery were approximately HK$224 million and HK$33 million during the year. As at 31 December 2003, the Group had pledged certain of its machinery with an aggregate carrying value of around HK$65,130,000 to secure banking facilities.

Around 4,000 workers and staff are currently employed in our Shan Wei factory and approximately 80 personnel in the Group's Hong Kong office. Total staff costs for the year were approximately HK$123 million.

Other than trade bills of around HK$14 million discounted to banks in the ordinary course of business, the Group had no material contingent liabilities. Exposure to fluctuations in exchange rates was minor and properly hedged, if any.

DIVIDENDS

The directors recommend the payment of a final dividend for the year ended 31 December 2003 of 12 HK cents per share (2002: 7 HK cents) which, together with the interim dividend of 7 HK cents per share (2002: 5 HK cents) paid in October, 2003, makes a total dividend for the year of 19 HK cents per share (2002: 12 HK cents).

Subject to shareholders' approval in the 2004 Annual General Meeting, the final dividend will be payable on 19 May 2004 to the shareholders whose names appear on the register of members of the Company on 30 April 2004.

一般事項

於截至二零零三年十二月三十一日止年度，本集團的資本結構並無變動。

本集團現時的訂單數量非常可觀。

除投資在附屬公司及一家聯營公司外，本集團或本公司於年內概無持有任何重大投資。

年內，固定資產添置及出售(以廠房及機器為主)約為224,000,000港元及33,000,000港元。於二零零三年十二月三十一日，本集團已將其賬面總值約65,130,000港元的若干機器質押，以作為其銀行備用額的抵押品。

現時約有4,000名工人及僱員受聘於本集團的汕尾工廠，以及約有80名員工受聘於本集團香港辦事處。年內，員工總成本約為123,000,000港元。

除於一般業務過程中向銀行貼現約14,000,000港元的商業票據外，本集團概無任何重大或然負債，且僅須承擔低度滙率波動風險，並已就此妥為作出對沖(如有)。

股息

董事建議就截至二零零三年十二月三十一日止年度派付每股12港仙(二零零二年：7港仙)之末期股息，連同已於二零零三年十月派付的中期股息每股7港仙(二零零二年：5港仙)計算，本年度的股息總額為每股19港仙(二零零二年：12港仙)。

待股東於二零零四年股東週年大會上批准，本公司將於二零零四年五月十九日向於二零零四年四月三十日名列於本公司股東名冊之股東派付末期股息。

CUSTOMERS AND SUPPLIERS

In the year under review, sales to the five largest customers accounted for less than 30% of the total sales of the Group. The five largest suppliers of the Group together accounted for approximately 34% by value of the Group's total purchases during the year, with the largest one accounting for 13%.

As at 31 December 2003, none of the directors, their associates, or any shareholders which to the knowledge of the directors owned more than 5% of the Company's share capital had any beneficial interests in the Group's five largest customers and/or five largest suppliers mentioned in the preceding paragraph.

客戶及供應商

於回顧年度，五大客戶之銷售額佔本集團銷售總額少於30%。五大供應商約佔本集團於年內採購總額價值之34%，而最大供應商則佔13%。

據董事所知，於二零零三年十二月三十一日，概無任何持有本公司股本中5%或以上權益之董事、彼等之聯繫人士或任何股東持有前段所述本集團五大客戶及／或五大供應商的任何實益權益。

OUTLOOK

The Group believes that the thriving mobile phone market will continue to fuel future growth. IDC predicts that by 2004, the mobile phone market will ship more handsets with colour displays than with monochrome displays. In addition, the prevailing design in new handset models with colour or monochrome sub-displays, will stimulate demand for displays, which will outpace shipments for mobile phones which are expected to reach 170 million units in the PRC in 2004, according to official reports. Furthermore, colour display applications are also extending into other consumer electronic products such as MP3 players and into the automobile industry. The Group is considering to add a new CSTN panel production line within the year to cater for this compelling demand. As the Group has already established a highly efficient CSTN production line, this experience will reduce the related further investment to a minimum.

As the OLED technology advances, the Group expects increasing OLED applications for mobile phones and digital cameras in the coming years. Projected sales for the OLED business are therefore expected to be around HK$100 million for 2004 and bring in contribution by 2005. Development of Area-colour OLED display products have already been completed and these products are about to be marketed in the second quarter of the year.

展望

集團深信發展蓬勃的流動電話市場將推動集團之未來增長。 根據IDC之預測，於2004年，流動電話市場內的彩色顯示器手機付運量將高出單色顯示器手機。同時，具備單色或彩色副屏的新型流動電話已成為市場新趨勢，將刺激對顯示器之需求。據一份官方研究報告預測，流動電話於中國市場之付運量將於2004年達1億7千萬部，顯示器付運量更會超出此水平。此外，彩色顯示器的應用更已伸延至其他電子消費產品如MP3播放機，以及其他行業如汽車業等。有見及此，集團正考慮於未來一年增設一條CSTN顯示器生產線以應付此龐大的需求。由於集團已有設立營運效率甚高的CSTN顯示器生產線的經驗，因此有助集團將新計劃的進一步投資額降至最低。

與此同時，隨著OLED科技日漸成熟，集團預期OLED於流動電話及數碼相機方面的應用將於未來數年繼續增加。集團預期OLED業務將於2004年帶來1億港元的銷售額，並將於2005年取得可觀的盈利進賬。集團已完成區域彩色OLED顯示器的研發階段，預計將可於本年度第二季推出市場。

The giant leap in market performance in the PRC market has established strong foundations for the Group's expansion into other regions such as Europe and the US. Leveraging the Group's established production facilities and technology knowhow in a wide range of display technologies, it will also extend its sales and marketing efforts to broaden the customer base and accelerate business growth so as to keep the growth momentum beyond 2006.

集團於中國市場取得的超卓成績為其拓展歐美市場奠下穩固的基礎。憑藉集團完善的生產設施以及擁有各種顯示器相關的專業技能，集團將更致力推動銷售及市場推廣的工作，務求進一步擴闊其客戶基礎以加速業務發展，以及維持2006年以後的增長動力。

As the Group enters the first quarter of the new fiscal year, it has experienced promising growth in view of the number of orders on hand. Taking advantages of the continuously booming PRC market and as new technologies and products emerge, the Group faces an encouraging and positive outlook for revenue and profits in the year ahead.

踏入新財政年度的第一季度，集團的手頭訂單數目已錄得理想增長。承著中國市場的蓬勃發展，以及一系列新科技及產品的湧現，集團對未來一年的收益及盈利充滿信心。

DIRECTORS AND SENIOR MANAGEMENT

Biographical details of the directors of the Company and senior management of the Group are set out as follows:

Mr. Lam Wai Wah, Steven, aged 51, is the Chairman and Managing Director of the Company. He is the founder of the Group and has over 27 years of experience in the electronics industry. He is primarily responsible for the formulation of the Group's overall strategic planning and business development.

Mr. Wong Pong Chun, James, aged 45, is an Executive Director of the Company. He is responsible for the Group's operations and external affairs. He joined the Group in 1987.

Mr. Cheung Tat Sang, James, aged 48, is an Executive Director of the Company. He is responsible for the sales of the Group's semiconductor products and components. Prior to joining the Group in 1989, he was sales manager for a number of electronics companies for over 10 years.

董事及高級管理人員

以下所載為本公司董事及本集團高級管理人員之履歷：

林偉華先生，現年五十一歲，本公司之主席兼董事總經理。彼為本集團之創辦人，從事電子業超過二十七年，主要負責制訂本集團之整體策略及業務發展。

黃邦俊先生，現年四十五歲，本公司之執行董事。彼負責本集團之業務運作及對外事務，於一九八七年加入本集團。

張達生先生，現年四十八歲，本公司之執行董事。彼負責銷售本集團之半導體產品及元件。彼於一九八九年加入本集團之前，曾任多間電子公司之營業經理逾十年。

Mr. Li Jian Hua, aged 40, is the Head of the Group's LCD Production Division and was appointed as an Executive Director of the Company during the year. Mr. Li graduated from the Jilin University of Technology and Engineering Management in 1987 and joined the group in 1989. Prior to joining the Group, he worked in a multinational motor car manufacturer in Guangzhou City, the PRC for almost two years.

李建華先生，現年四十歲，本集團之液晶體顯示器生產部主管，並於本年度被委任為本公司之執行董事。李先生於一九八七年畢業於吉林工業大學管理學院，後於一九八九年加入本集團。彼於加入本集團之前，曾於中國廣州市一間國際汽車生產商任職近兩年。

Mr. Ip Cho-Ting, Spencer, aged 45, is an independent Non-executive Director and a member of the Group's Audit Committee. He is the holder of a Bachelor of Science degree from the University of Wisconsin, Green Bay, U.S.A. Mr. Ip operates his own business in the industrial sector.

葉祖亭先生，現年四十五歲，獨立非執行董事，並為本集團審核委員會之成員。彼持有美國 Green Bay威斯康辛大學之理學士學位。葉先生自行在工業界營商。

Mr. Heung Kai Sing, aged 55, is an independent Non-executive Director and a member of the Group's Audit Committee. He has experience in textile industry.

香啟誠先生，現年五十五歲，獨立非執行董事，並為本集團審核委員會之成員。彼在紡織業擁有豐富經驗。

Mr. Chung Kam Kwong, aged 46, is a Non-executive Director of the Company and the Chairman of the Group's Audit Committee. He is a practising Certified Public Accountant in Hong Kong, a fellow of the Hong Kong Society of Accountants, a Certified Practising Accountant in Australia and a council member of the Macau Society of Certified Practising Accountants. Mr. Chung has extensive experience in accounting and financial management and has been the independent Non-executive Director, management consultant and Company Secretary of a number of listed companies in Hong Kong.

鍾錦光先生，現年四十六歲，本公司之非執行董事，並為本集團審核委員會的主席。彼為香港執業會計師，並為香港會計師公會資深會員，澳洲註冊會計師，亦為澳門執業會計師公會的委員會成員。鍾先生於會計及財務管理上擁有深厚經驗，並為香港多間上市公司的獨立非執行董事、管理顧問及公司秘書。

Mr. Cheung Chong Hai, aged 52. Mr. Cheung joined the Group in 1987 and is the General Manager of Truly Semiconductors (Europe) GmbH with main responsibility in the marketing of the Group's LCD products to customers in Europe.

張壯希先生，現年五十二歲。張先生於一九八七年加入本集團，現任 Truly Semiconductors (Europe) GmbH 之總經理，專責向歐洲客戶推廣本集團之液晶體顯示器產品。

Mr. Ng Sui Wa, Thomas, aged 41, is the Group's Chief Financial Officer and the Finance Director of Truly Semiconductors Limited. He graduated from the University of Hong Kong and is a fellow of the Association of Chartered Certified Accountants. Mr. Ng joined the Group in 1996 and has accumulated in aggregate more than 16 years' experience for working in an international accounting firm and in the commercial sector.

吳瑞華先生，現年四十一歲，為本集團之財務總監，並為信利半導體有限公司之財務董事。彼畢業於香港大學，並為英國公認會計師公會之會員。吳先生於一九九六年加入本集團，在一間國際會計師行及商界累積逾十六年的工作經驗。

Lam Wai Wah, Steven
Chairman

Hong Kong, 31 March 2004

主席
林偉華

香港，二零零四年三月三十一日

The directors present their annual report and the audited financial statements for the year ended 31 December 2003.

董事會謹此提呈截至二零零三年十二月三十一日止年度之年報及經審核財務報表。

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. Its subsidiaries are principally engaged in the manufacture and sale of liquid crystal display products and electronic consumer products including MP3 players, calculators, pagers and electronic components.

主要業務

本公司為一家投資控股公司，其附屬公司主要從事製造及銷售液晶體顯示器產品及各類電子消費產品，包括MP3播放機、計算機、傳呼機及電子元件。

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2003 are set out in the consolidated income statement on page 25.

An interim dividend of 7 HK cents per share, amounting to HK$31,098,000, was paid to the shareholders during the year.

The directors now recommend the payment of a final dividend of 12 HK cents per share to the shareholders of the Company whose names appear on the register of members on 30 April 2004, amounting to HK$53,311,000, and the retention of the remaining profit HK$108,240,000 for the year.

業績及溢利分配

截至二零零三年十二月三十一日止年度的本集團業績載列於第25頁的綜合收益表內。

本公司已於年內向股東支付中期股息每股7港仙，合共31,098,000港元。

董事建議向二零零四年四月三十日名列本公司股東名冊的股東派發末期股息每股12港仙，總額約53,311,000港元，並且保留本年度餘下溢利108,240,000港元。

SHARE CAPITAL

Details of the share capital of the Company are set out in note 25 to the financial statements.

股本

本公司之股本情況載於財務報表附註第25項。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired plant and machinery amounting to HK$202,240,000 and properties under development amounting to HK$15,140,000 for the purpose of expanding its manufacturing capacity in Shan Wei City, Guangdong Province in the People's Republic of China.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 13 to the financial statements.

物業、廠房及設備

年內，本集團就擴充中華人民共和國廣東省汕尾市之生產力而添置總值約202,240,000港元之廠房及設備，以及總值約15,140,000港元之發展中物業。

本集團年內之物業、廠房及設備之其他變動情況載於財務報表附註第13項。

DIRECTORS

The directors during the year and up to the date of this report are as follows:

Executive directors:

Lam Wai Wah, Steven
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua (appointed on 23 October 2003)

Non-executive director:

Chung Kam Kwong

Independent non-executive directors:

Ip Cho Ting, Spencer
Heung Kai Sing

In accordance with Articles 100 and 120 of the Company's Articles of Association, Li Jian Hua, Chung Kam Kwong and Heung Kai Sing retire and, being eligible, offer themselves for re-election.

The non-executive director and independent non-executive directors are subject to retirement by rotation in accordance with the above articles.

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事

年內及截至本報告書之日期止，董事名單如下：

執行董事：

林偉華
黃邦俊
張達生
李建華 (於二零零三年十月二十三日獲委任)

非執行董事：

鍾錦光

獨立非執行董事：

葉祖亭
香啟誠

依據本公司組織章程細則第100條及第120條之規定，李建華先生、鍾錦光先生與香啟誠先生行將告退，惟表示願意膺選連任。

非執行董事與獨立非執行董事須按上述細則輪值告退。

擬於即將舉行之股東週年大會膺選連任之董事概無與本公司或其附屬公司訂立任何本集團不得於一年內免付賠償(法定賠償除外)而予以終止之服務合約。

董事之合約權益

本公司或其任何附屬公司，概無訂立任何本公司董事直接或間接擁有重大權益，並且於本年底或年內任何時間仍然生效之重大合約。

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES

At 31 December 2003, the interests of the directors and their associates in the shares and underlying shares of the Company and its associated corporations, as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

董事之股份及相關股份權益

根據本公司遵照香港證券及期貨條例第352條所保存之登記冊所載，或根據《上市公司董事進行證券交易的標準守則》須知會本公司及香港聯合交易所有限公司，於二零零三年十二月三十一日，董事及其聯繫人擁有之本公司股份及相關股份權益如下：

Long positions 好倉

(a) Ordinary shares of HK$0.1 each of the Company

(a) 本公司每股面值0.1港元之普通股

Name of director 董事姓名	Capacity 身分	Number of issued ordinary shares held 所持之已發行普通股數目	Percentage of the issued share capital of the Company 佔本公司之已發行股本百分比
			%
Lam Wai Wah, Steven 林偉華	Beneficial owner 實益擁有人	199,198,000	44.84
	Held by spouse *(Note)* 由配偶持有*(附註)*	12,100,000	2.72
		211,298,000	47.56
Cheung Tat Sang, James 張達生	Beneficial owner 實益擁有人	282,000	0.06
		211,580,000	47.62

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES *(Continued)*

董事之股份及相關股份權益*(續)*

Long positions *(Continued)*

好倉*(續)*

(b) Share options

(b) 購股權

Name of director 董事姓名	Capacity 身分	Number of options held 所持之購股權數目	Number of underlying shares 相關股份數目
Lam Wai Wah, Steven 林偉華	Beneficial owner 實益擁有人	6,900,000	6,900,000
Wong Pong Chun, James 黃邦俊	Beneficial owner 實益擁有人	6,900,000	6,900,000
Cheung Tat Sang, James 張達生	Beneficial owner 實益擁有人	6,900,000	6,900,000
Li Jian Hua 李建華	Beneficial owner 實益擁有人	400,000	400,000
		21,100,000	21,100,000

Note: Lam Wai Wah, Steven is deemed to be interested in 12,100,000 ordinary shares of the Company, being the interests held beneficially by his spouse, Chung King Yee, Cecilia.

附註： 林偉華被視為擁有12,100,000股由其配偶Chung King Yee, Cecilia實益擁有之本公司普通股權益。

Other than as disclosed above, none of the directors nor their associates had any interests or short positions in any shares and underlying shares of the Company or any of its associated corporations as at 31 December 2003.

除上文所披露者外，於二零零三年十二月三十一日，各董事或其聯繫人概無擁有本公司或其任何相聯法團之任何股份及相關股份權益或淡倉。

SHARE OPTIONS

Particulars of the Company's share option schemes are set out in note 31 to the financial statements.

Details of the share options outstanding as at 31 December 2003 which have been granted under a share option scheme adopted on 22 May 2001 were as follows:

購股權

有關本公司購股權計劃之詳情載於財務報表附註第31項。

截至二零零三年十二月三十一日，本公司於二零零一年五月二十二日採納之購股權計劃下授予而未行使之購股權詳情如下：

		Number of options outstanding at beginning and at end of year 於年初及年終之未行使購股權數目
Category 1: Directors	**第一類別：董事**	
Lam Wai Wah, Steven	林偉華	6,900,000
Wong Pong Chun, James	黃邦俊	6,900,000
Cheung Tat Sang, James	張達生	6,900,000
Li Jian Hua *(Note)*	李建華*(附註)*	400,000
		21,100,000
Category 2: Substantial shareholder	**第二類別：主要股東**	
Other than the share options held by Lam Wai Wah, Steven as disclosed above, no share option has been granted to other substantial shareholders.	除上文所披露由林偉華持有之購股權外，本公司概無向其他主要股東授予購股權。	
Category 3: Employees	**第三類別：僱員**	6,900,000

Note: 400,000 options held by Li Jian Hua, who has been appointed as director of the Company during the year, were reclassified from category 3 to category 1.

附註： 年內獲委任為本公司董事之李建華，其所持有之400,000股購股權由第三類別重新分類為第一類別。

On 22 December 2003, a new share option scheme was approved by the shareholders at the Extraordinary General Meeting of the Company.

於二零零三年十二月二十二日，股東於本公司之股東特別大會上批准一項新購股權計劃。

No share option was granted, cancelled, lapsed or exercised under both share option schemes of the Company during the year.

年內，並無根據本公司兩項購股權計劃授出、註銷、失效或已行使之購股權。

ARRANGEMENT TO ACQUIRE SHARES OR DEBENTURES

Other than the share option schemes disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

購買股份或債券之安排

除上述披露之購股權計劃外，本公司或其任何附屬公司於年內並無參予任何安排，致使本公司之董事可透過收購本公司或任何其他法人團體之股份或債券而獲得利益。

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2003, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the Securities and Futures Ordinance shows that other than the interests disclosed above in respect of Lam Wai Wah, Steven, the following shareholders had notified the Company of relevant interests in the issued share capital of the Company.

主要股東

除上文所披露有關林偉華擁有之權益外，根據本公司遵照證券及期貨條例第336條所保存之主要股東登記冊所披露，截至二零零三年十二月三十一日，下列股東已知會本公司其於本公司之已發行股本中擁有之有關權益。

Long positions

Ordinary shares of HK$0.1 each of the Company

好倉

本公司每股面值0.1港元之普通股

Name of shareholder 股東姓名	**Capacity 身分**	**Number of issued ordinary shares held 所持之已發行普通股數目**	**Percentage of the issued share capital of the Company 佔本公司之已發行股本百分比**
			%
Chan Kin Sun *(Note 1)* 陳建新 *(附註1)*	Beneficial owner 實益擁有人	28,900,000	6.50
	Held by spouse 由配偶持有	9,856,000	2.22
		38,756,000	8.72
Chan Lai Lan 陳麗蘭	Beneficial owner 實益擁有人	35,096,000	7.90
Chan Lai Lai, Karen *(Note 2)* 陳麗麗 *(附註2)*	Beneficial owner 實益擁有人	7,774,000	1.75
	Held by spouse 由配偶持有	20,684,000	4.65
	Held by child 由兒子持有	700,000	0.16
		29,158,000	6.56

SUBSTANTIAL SHAREHOLDERS *(Continued)*
Long positions *(Continued)*

Notes:

1. Chan Kin Sun and his spouse, Cheng Kwan Ying, Jennifer, are deemed to be interested in 38,756,000 shares of the Company.

2. Chan Lai Lai, Karen, her spouse, Yu Wing Keung, Steven and child, Yu Hoi Kit, Alex, are deemed to be interested in 29,158,000 shares of the Company.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 31 December 2003.

主要股東 *(續)*
好倉 *(續)*

附註：

1. 陳建新及其配偶鄭群英被視為擁有本公司38,756,000股股份權益。

2. 陳麗麗、其配偶余詠強及其兒子Yu Hoi Kit, Alex被視為擁有本公司29,158,000股股份權益。

除上文所披露者外，截至二零零三年十二月三十一日，本公司並未獲悉任何其他本公司已發行股本之有關權益或淡倉。

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association, or the laws of Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

優先購買權

本公司之公司組織章程細則或開曼群島法例均無關於優先購買權之規定。本公司無須按此規定而按現有股東之持股比例發行新股。

PURCHASES, SALES OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year.

購回、出售或贖回上市證券

本年度內，本公司或其任何附屬公司概無購回、出售或贖回本公司之上市證券。

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31 December 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

企業監管

本公司在截至二零零三年十二月三十一日止年度內一直遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則各項條文。

DONATIONS

During the year, the Group made charitable and other donations amounting to HK$6,458,000.

捐款

於年內，本集團捐出為數6,458,000港元之慈善及其他捐款。

AUDITORS

A resolution will be submitted to the Annual General Meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

LAM WAI WAH, STEVEN
CHAIRMAN

Hong Kong, 31 March 2004

核數師

在本公司之股東週年大會上將提呈一項決議案，以重新委聘德勤•關黃陳方會計師行連任本公司核數師之職。

承董事會命

林偉華
主席

香港，二零零四年三月三十一日

德勤 • 關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE SHAREHOLDERS OF TRULY INTERNATIONAL HOLDINGS LIMITED
(incorporated in the Cayman Islands with limited liability)

致信利國際有限公司股東
(於開曼群島註冊成立之有限公司)

We have audited the financial statements on pages 25 to 75 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師行已完成審核載於第25至75頁按照香港普遍採納之會計原則編製的財務報表。

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

董事及核數師的個別責任

貴公司之董事須負責編製真實與公平的財務報表。在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報表表達獨立的意見，並向股東(作為法人)作出報告，除此以外別無其他用途。本行不會就本報告內容向任何其他人士承擔任何責任。

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作出的重大估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況、及是否貫徹應用並足夠地披露該等會計政策。

TO THE SHAREHOLDERS OF
TRULY INTERNATIONAL HOLDINGS LIMITED *(continued)*
(incorporated in the Cayman Islands with limited liability)

致信利國際有限公司股東 *(續)*
(於開曼群島註冊成立之有限公司)

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立了合理的基礎。

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

本行認為上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零三年十二月三十一日的財務狀況及貴集團截至該日止年度的溢利和現金流量，並已按照香港公司條例之披露要求而妥善編製。

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 31 March 2004

德勤•關黃陳方會計師行
執業會計師

香港，二零零四年三月三十一日

		Notes 附註	**2003 二零零三年 HK$'000 千港元**	2002 二零零二年 HK$'000 千港元 (As restated) (重列)
Turnover	營業額	4	**1,399,898**	857,086
Cost of sales	銷售成本		**(993,521)**	(613,421)
Gross profit	毛利		**406,377**	243,665
Other operating income	其他經營收入		**7,861**	10,721
Distribution costs	分銷成本		**(39,189)**	(31,171)
Administrative expenses	行政費用		**(131,717)**	(101,918)
Profit from operations	經營溢利	6	**243,332**	121,297
Finance costs	財務費用	7	**(9,665)**	(10,299)
Share of results of an associate	應佔一家聯營公司業績		**713**	156
Profit before taxation	除税前溢利		**234,380**	111,154
Income tax expense	所得税支出	10	**(41,731)**	(7,318)
Net profit for the year	本年度溢利		**192,649**	103,836
Dividends	股息	11	**84,409**	53,311
EARNINGS PER SHARE	**每股盈利**	12		
Basic	基本		**43.4 HK cents 港仙**	23.4 HK cents 港仙
Diluted	攤薄		**42.1 HK cents 港仙**	23.2 HK cents 港仙

At 31 December 2003 於二零零三年十二月三十一日

		Notes 附註	2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元 (As restated) (重列)
Non-current assets	非流動資產			
Property, plant and equipment	物業、廠房及設備	13	**821,557**	700,713
Intangible assets	無形資產	14	**39,152**	7,952
Goodwill	商譽	15	**531**	—
Interest in an associate	一家聯營公司之權益	17	**1,172**	620
Deferred tax assets	遞延税項資產	24	**52**	350
			862,464	709,635
Current assets	流動資產			
Inventories	存貨	18	**291,095**	164,387
Trade and other receivables	應收賬項及其他應收款項	19	**406,380**	170,696
Short-term loans receivable	短期應收貸款	20	**3,937**	11,057
Amount due from an associate	應收一家聯營公司款項		**2,380**	1,174
Tax recoverable	可收回税項		**267**	—
Bank balances and cash	銀行結存及現金		**164,556**	196,506
			868,615	543,820
Current liabilities	流動負債			
Trade and other payables	應付賬項及其他應付款項	21	**300,441**	104,894
Tax liabilities	税項負債		**32,925**	22,961
Obligations under finance leases	融資租約債務	22	**10,400**	31,164
Bank borrowings	銀行借貸	23	**283,268**	147,623
			627,034	306,642
Net current assets	流動資產淨額		**241,581**	237,178
Total assets less current liabilities	資產總額減去流動負債		**1,104,045**	946,813
Non-current liabilities	非流動負債			
Obligations under finance leases	融資租約債務	22	**10,671**	8,312
Bank borrowings	銀行借貸	23	**81,250**	56,440
Deferred tax liabilities	遞延税項負債	24	**16,892**	18,324
			108,813	83,076
Minority interests	少數股東權益		**—**	(590)
			995,232	864,327
Capital and reserves	資本及儲備			
Share capital	股本	25	**44,425**	44,425
Reserves	儲備		**950,807**	819,902
			995,232	864,327

The financial statements on pages 25 to 75 were approved and authorised for issue by the Board of Directors on 31 March 2004 and are signed on its behalf by:

載於第25頁至75頁之財務報表已於二零零四年三月三十一日獲董事會批准及授權刊發，並由下列董事代表簽署：

LAM WAI WAH, STEVEN
林偉華
DIRECTOR
董事

WONG PONG CHUN, JAMES
黃邦俊
DIRECTOR
董事

		Notes 附註	**2003 二零零三年 HK$'000 千港元**	2002 二零零二年 HK$'000 千港元
Non-current asset	非流動資產			
Interest in subsidiaries	附屬公司之權益	16	**377,102**	314,255
Current asset	流動資產			
Bank balances and cash	銀行結存及現金		**72**	48
Current liabilities	流動負債			
Accrued charges	應計費用		**58**	59
Trust receipt loan	信託收據貸款		**—**	413
Amount due to a subsidiary	欠付一家附屬公司款項	16	**62,196**	—
			62,254	472
Net current liabilities	流動負債淨額		**(62,182)**	(424)
			314,920	313,831
Capital and reserves	資本及儲備			
Share capital	股本	25	**44,425**	44,425
Reserves	儲備	26	**270,495**	269,406
			314,920	313,831

LAM WAI WAH, STEVEN
林偉華
DIRECTOR
董事

WONG PONG CHUN, JAMES
黃邦俊
DIRECTOR
董事

		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	Negative goodwill 負商譽 HK$'000 千港元	Exchange reserve 外匯儲備 HK$'000 千港元	Retained profits 保留溢利 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1 January 2002	於二零零二年一月一日								
— as originally stated	一原本呈列	44,425	250,288	990	82	996	1,282	525,738	823,801
— prior period adjustment *(Note 2)*	一以往期間調整 *(附註2)*	—	—	—	—	—	—	(23,597)	(23,597)
— as restated	一重列	44,425	250,288	990	82	996	1,282	502,141	800,204
Exchange differences arising on translation of overseas operations not recognised in the income statement	換算海外經營業務所產生而未於收益表內確認之外滙差額	—	—	—	—	—	270	—	270
Net profit for the year	本年度溢利	—	—	—	—	—	—	103,836	103,836
Dividends paid	已付股息	—	—	—	—	—	—	(39,983)	(39,983)
At 1 January 2003	於二零零三年一月一日	44,425	250,288	990	82	996	1,552	565,994	864,327
Exchange differences arising on translation of overseas operations not recognised in the income statement	換算海外經營業務所產生而未於收益表內確認之外滙差額	—	—	—	—	—	452	—	452
Net profit for the year	本年度溢利	—	—	—	—	—	—	192,649	192,649
Dividends paid	已付股息	—	—	—	—	—	—	(62,196)	(62,196)
At 31 December 2003	**於二零零三年十二月三十一日**	**44,425**	**250,288**	**990**	**82**	**996**	**2,004**	**696,447**	**995,232**

The special reserve represents the difference between the nominal value of the shares of the subsidiaries acquired and the nominal value of the Company's shares issued for the acquisitions.

特別儲備乃指所收購附屬公司之股份面值與本公司就收購而發行之股份面值兩者間之差額。

The retained profits of the Group included retained profits of HK$672,000 (2002: HK$120,000) attributable to an associate of the Group.

本集團之保留溢利包括本集團一家聯營公司應佔之保留溢利672,000港元（二零零二年：120,000港元）。

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
OPERATING ACTIVITIES	**經營業務**		
Profit from operations	經營溢利	**243,332**	121,297
Adjustments for:	調整：		
Interest income	利息收入	**(1,280)**	(1,289)
Amortisation of deferred development expenditure	攤銷遞延發展支出	**790**	897
Amortisation of trademarks	攤銷商標	**217**	202
Amortisation of goodwill	攤銷商譽	**59**	—
Loss on write-off of deferred development expenditure	撇銷遞延發展支出之虧損	**—**	7,708
Depreciation and amortisation of property, plant and equipment	折舊及攤銷物業、廠房及設備	**86,965**	78,722
Loss on disposal/write-off of property, plant and equipment	出售／撇銷物業、廠房及設備之虧損	**16,353**	2,353
Operating cash flows before movements in working capital	未計營運資金變動前之經營現金流量	**346,436**	209,890
Increase in inventories	存貨增加	**(126,708)**	(1,031)
Increase in trade and other receivables	應收賬項及其他應收款項增加	**(235,684)**	(17,498)
Increase in amount due from an associate	應收一家聯營公司款項增加	**(1,206)**	(1,174)
Increase in trade and other payables	應付賬項及其他應付款項增加	**195,547**	42,094
Effect of realignment of foreign exchange rate	重新調整滙率之影響	**122**	(901)
Cash generated from operations	經營業務所賺取之現金	**178,507**	231,380
Hong Kong Profits Tax paid	已繳香港利得税	**(21,118)**	(7,313)
PRC Enterprise Income Tax paid	已繳中國企業所得税	**(11,257)**	(1,059)
Overseas tax paid	已繳海外税項	**(632)**	(1,791)
NET CASH FROM OPERATING ACTIVITIES	**經營業務所產生之淨額現金**	**145,500**	221,217
INVESTING ACTIVITIES	**投資業務**		
Purchase of property, plant and equipment	購買物業、廠房及設備	**(210,611)**	(64,972)
Acquisition of intangible assets	購置無形資產	**(32,207)**	(4,011)
Decrease (increase) in short-term loans receivable	應收短期貸款減少（增加）	**7,120**	(3,958)
Interest received	已收利息	**1,280**	1,284
Proceeds from disposals of property, plant and equipment	出售物業、廠房及設備所得收入	**10**	127
Acquisition of investment in an associate	收購一家聯營公司之投資	**—**	(500)
NET CASH USED IN INVESTING ACTIVITIES	**投資業務所耗用之淨額現金**	**(234,408)**	(72,030)

		2003 **二零零三年** ***HK$'000*** ***千港元***	2002 二零零二年 *HK$'000* *千港元*
FINANCING ACTIVITIES	**融資活動**		
New bank borrowings raised	新造銀行借貸	**330,447**	545,449
Repayment of bank borrowings	償還銀行借貸	**(169,312)**	(501,649)
Dividend paid	已付股息	**(62,196)**	(39,983)
Repayment of obligations under finance leases	融資租約債務之還款	**(31,905)**	(43,715)
Interest paid on bank borrowings	已付銀行借貸利息	**(8,473)**	(7,462)
Interest paid on obligations under finance leases	已付融資租約債務之利息	**(1,192)**	(2,559)
New borrowings raised from finance leases	根據融資租約新造借貸	**—**	7,182
NET CASH FROM (USED IN) FINANCING ACTIVITIES	**融資活動所產生（所耗用）之淨額現金**	**57,369**	(42,737)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**現金及現金等值項目（減少）增加淨額**	**(31,539)**	106,450
CASH AND CASH EQUIVALENT AT BEGINNING OF THE YEAR	**年初之現金及現金等值項目**	**195,826**	88,261
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**滙率變動之影響**	**269**	1,115
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	**年終之現金及現金等值項目**	**164,556**	195,826
Being:	即為：		
Bank balances and cash	銀行結存及現金	**164,556**	196,506
Bank overdrafts	銀行透支	**—**	(680)
		164,556	195,826

1. GENERAL

The Company was incorporated in the Cayman Islands under the Companies Law (Revised) Chapter 22 of the Cayman Islands as an exempted company. The Company is a public limited company with its shares listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company acts as an investment holding company. Its subsidiaries are principally engaged in the business of manufacture and sale of liquid crystal display products and electronic consumer products including MP3 players, calculators, pagers and electronic components.

1. 一般事項

本公司在開曼群島根據開曼群島法例第二十二章公司法例(經修訂)註冊成立為一間受豁免公司。本公司為一間公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。

本公司乃投資控股公司，其附屬公司主要業務為製造及銷售液晶體顯示器及電子消費產品，包括MP3播放機、計算機、傳呼機及電子零件。

2. CHANGE IN ACCOUNTING POLICY

In the current year, the Group has adopted, for the first time, the Statement of Standard Accounting Practice ("SSAP") 12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants.

The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. Details of the revised accounting policy are set out in note 3. In the absence of any specific transitional requirements in SSAP 12 (Revised) the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly.

2. 會計政策變動

本集團於本年度首次採納由香港會計師公會頒佈之會計實務準則(「會計實務準則」)第12號(經修訂)「所得税」。

實施會計實務準則第12號(經修訂)之主要影響涉及遞延税項。於過往年度，遞延税項乃使用收益表負債法作出部份撥備，即就所產生之時差確認負債，惟預期不會於可見將來撥回之時差則除外。會計實務準則第12號(經修訂)規定採納資產負債表負債法，據此，除有限之例外情況外，遞延税項乃就財務報表內資產及負債賬面值與計算應課税溢利所用之相應税基兩者間之所有暫時差額予以確認。經修訂會計政策之詳情載於附註第3項。由於會計實務準則第12號(經修訂)並無任何特別過渡規定，故該項新會計政策已被追溯應用。因此，二零零二年之比較數字已經重列。

2. CHANGE IN ACCOUNTING POLICY *(Continued)*

As a result of this change in policy, the balance of retained profits at 1 January 2002 has been decreased by HK$23,597,000, representing the cumulative effect of the change in policy on the results for periods prior to 1 January 2002. The change has resulted in increase in the profit of HK$1,134,000 for the year ended 31 December 2003 (2002: increase in the profit of HK$5,623,000).

2. 會計政策變動 *(續)*

由於會計政策有所變動，二零零二年一月一日之保留溢利結存減少23,597,000港元，乃二零零二年一月一日以前期間業績之政策變動之累積影響。該項變動導致截至二零零三年十二月三十一日止年度之溢利增加1,134,000港元（二零零二年：溢利增加5,623,000港元）。

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention.

The financial statements have been prepared in accordance with accounting policies generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

3. 主要會計政策

財務報表乃根據歷史成本慣例而編製。

本財務報表依據香港一般採納之會計政策而編製。所採納之主要會計政策如下：

綜合賬目之基準

綜合財務報表包括本公司及其附屬公司每年截至十二月三十一日止之財務報表。

年內收購及出售之附屬公司業績由其個別實際收購日期起或截至出售日期止（適用者）包括在綜合收益表內。

商譽

綜合賬目所產生之商譽指收購成本超出本集團在收購當日應佔附屬公司或聯營公司可識別資產及負債之公平價值之數額。

商譽會撥作資本，並按其可使用經濟年期以直線法攤銷。收購聯營公司所產生之商譽計入聯營公司之賬面值。收購附屬公司所產生之商譽於資產負債表中個別呈列。

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary.

Negative goodwill arising on acquisitions on or after 1 January 2001 is presented as a deduction from assets. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interest in an associate

The consolidated income statement includes the Group's share of the post-acquisition results of its associate for the year. In the consolidated balance sheet, interest in an associate is stated at the Group's share of the net assets of the associate less any identified impairment loss.

3. 主要會計政策 *(續)*

負商譽

負商譽指本集團在收購當日應佔附屬公司或聯營公司可識別資產及負債之公平價值超出收購成本之數額。

二零零一年一月一日之前收購附屬公司所產生之負商譽繼續存入儲備內，並會在出售有關附屬公司時計作收入。

二零零一年一月一日之後收購附屬公司而出現之負商譽會以扣減資產方式呈列。倘若負商譽因收購當日之預期會出現虧損或開支而產生，則負商譽將會在該等虧損或開支出現期間內轉撥往收入內。其餘之負商譽會在可識別之收購所得且會計算折舊之資產之餘下平均可使用年期內，以直線法確認為收入。倘若該負商譽超出收購所得並可識別之非貨幣資產之公平總值，則負商譽會即時確認為收入。

收購聯營公司所產生之負商譽自該聯營公司之賬面值中扣除。收購附屬公司所產生之負商譽則於資產負債表中個別呈列為自資產中扣除之項目。

附屬公司之投資

附屬公司之投資乃按成本值減去任何已識別之減值虧損，列入本公司之資產負債表內。

聯營公司之權益

綜合收益表納入本集團本年度應佔其聯營公司之收購後業績。在綜合資產負債表內，聯營公司之權益按本集團應佔該聯營公司資產淨值減去任何已識別之減值虧損列賬。

3. **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Revenue recognition

Sale of goods is recognised when goods are delivered and title has passed.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Income from properties under operating leases is recognised on a straight-line basis over the relevant lease term.

Property, plant and equipment

Property, plant and equipment, other than properties under development, is stated at cost less depreciation and amortisation, and any identified impairment losses.

Depreciation is provided to write off the cost of plant and equipment, other than properties under development, over their estimated useful lives, using the reducing balance method, at the following rates per annum:

Furniture and fixtures	15% to 50%
Plant and machinery	15% to 40%
Motor vehicles	25% to 45%

The cost of buildings is depreciated over the shorter of forty years or the terms of the respective leases, whichever is the shorter, using the straight-line method. The cost of leasehold land is amortised over the remaining unexpired terms of the respective leases using the straight-line method.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

3. **主要會計政策** *(續)*

收益確認

貨品之銷售收入乃在貨品已經付運及擁有權已轉移之情況下確認。

利息收入乃根據尚未償還之本金額採用適用利率按時間基準累計。

根據經營租約之物業所得之收入於有關租期內按直線法確認。

物業、廠房及設備

物業、廠房及設備(發展中物業除外)按成本值減折舊及攤銷，與及任何已識別之減值虧損入賬。

其他廠房及設備(發展中物業除外)之折舊乃採用餘額遞減法，按該等資產之估計可使用年期撇銷成本，各項折舊年率如下：

傢具及裝置	15%至50%
設備及機器	15%至40%
汽車	25%至45%

樓宇成本採用直線法按四十年或有關租約年期之較短者計算折舊。租約土地則採用直線法於餘下之有關租約年期內予以攤銷。

出售或棄置資產時所產生之收益或虧損，乃該資產之銷售所得收入與賬面值之差額，並於收益表內確認。

3. **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Properties under development

Land and buildings in the course of development for production are carried at cost, less any identified impairment losses. Depreciation of these assets, on the same basis as other property within property, plant and equipment, commences when the assets are ready for their intended uses.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the year in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its estimated useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Trademarks

Costs incurred in the registration of trademarks are capitalised and amortised on a straight-line basis over their estimated useful lives.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

3. **主要會計政策** *(續)*

發展中物業

用作生產之發展中土地及樓宇均以成本值經減去任何已識別之減值虧損後入賬。當此等資產可作原定用途時，將與物業、廠房及設備內之其他物業以相同基準折舊。

研究及發展支出

研究活動之支出於發生之年度內在收益表內確認為支出。

發展支出所帶來內部產生之無形資產在已界定清楚之項目之發展成本預計可透過將來商業活動而得回時方予以確認。所得之資產乃採用直線法按其估計可使用年期攤銷。

凡未有任何內部產生之無形資產可予以確認時，發展支出會於發生之期間內確認為支出。

商標

商標註冊所需成本會撥作資本，並按其估計可用年期以直線法攤銷。

減值

本集團會於每個結算日審閱其資產之賬面值，判斷是否有跡象顯示該等資產蒙受任何減值虧損。倘若估計資產之可收回金額低於其賬面值，則資產賬面值須減低至其可收回金額。減值虧損會即時確認為支出。

3. **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Impairment *(Continued)*

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, is calculated using the first-in, first-out method.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

3. **主要會計政策** *(續)*

減值 *(續)*

凡減值虧損其後出現逆轉，則資產賬面值須調升至其經修訂之估計可收回金額，惟該調升之賬面值不得超逾假設以往年度並無確認任何資產減值虧損而釐定之賬面值。減值虧損逆轉會即時確認為收入。

存貨

存貨以成本值及可變現淨值兩者之較低值入賬。成本值以先入先出法計算。

稅項

所得稅支出指現時應付稅項與遞延稅項之總和。

現時應付稅項乃按本年度應課稅溢利計算。應課稅溢利不包括已撥往其他年度之應課稅收入或可扣減支出項目，亦不包括可作免稅或不可扣稅之項目，故與收益表所列純利不同。

3. **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Taxation *(Continued)*

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. **主要會計政策** *(續)*

稅項 *(續)*

遞延稅項為就財務報表資產與負債賬面值及計算應課稅溢利所用相應稅基兩者間之差額而應付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅暫時差額確認，而遞延稅項資產則按可能出現可利用暫時差額扣稅之應課稅溢利時提撥。倘於一項交易中，因商譽(或負商譽)或因業務合併以外原因開始確認其他資產及負債而引致之暫時差額既不影響應課稅務溢利、亦不影響會計溢利，則不會確認該等資產及負債。

遞延稅項負債乃按因附屬公司及聯營公司之投資所產生之應課稅暫時差額而確認，惟倘本集團可令暫時差額撥回及暫時差額有可能不會於可見將來撥回之情況則除外。

遞延稅項資產之賬面值於每個結算日作出審閱，並於沒可能會有足夠應課稅溢利恢復全部或部份資產價值時作出調減。

遞延稅項乃按預期於負債清償或資產變現之期間之適用稅率計算。遞延稅項於收益表中扣除或計入收益表，惟倘遞延稅項直接在股本權益中扣除或計入股本權益之情況(在此情況下遞延稅項亦會於股本權益中處理)則除外。

3. **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Leased assets

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable or receivable are charged or credited to the income statement on a straight-line basis over the relevant lease term.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are included in net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at the rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

3. **主要會計政策** *(續)*

租賃資產

凡租約之條款基本上將資產擁有權之全部風險及回報轉由本集團承擔者，即歸類為融資租約。根據融資租約持有之資產，一概按其於收購當日之公平價值撥作資本。對租賃者之相應債務(扣除利息費用)乃於資產負債表內列作融資租約債務。融資費用乃租賃承擔總額與所購入資產公平價值之差額，於有關租約期內自收益表中扣除，以計出一項每個會計期間債務結餘之固定分期支出。

其他租約全部列作經營租約，而應繳或應收之租金則按直線法於個別租約期內於收益扣除或計入收益表。

外幣

以港元以外之貨幣結算之交易已按交易日之滙率初步紀錄。以港元以外之貨幣為結算單位之貨幣資產及負債則按結算日之滙率再次換算。滙兑損益撥入期內之溢利淨額或虧損淨額。

於綜合賬目時，本集團海外業務之資產與負債按結算日之適用率換算。收入及開支項目按期內之平均滙率換算。所產生之滙兑差額(如有)歸類為股本及轉撥至本集團之換算儲備。此等換算差額乃於出售業務之期間內確認為收入或支出。

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Retirement benefit costs

Payments to the defined contribution retirement benefit schemes are charged as an expense as they fall due.

3. 主要會計政策 *(續)*

退休福利計劃

就定額供款退休福利計劃作出之款項於到期日列為支出扣除。

4. TURNOVER

Turnover represents the net proceeds received and receivable on the sale of goods during the year, and is analysed as follows:

4. 營業額

營業額指本年度銷售貨品之收訖及應收之款項淨額，其分析如下：

		2003 **二零零三年** ***HK$'000*** ***千港元***	2002 二零零二年 *HK$'000* *千港元*
Sales of liquid crystal display ("LCD") products	銷售液晶體顯示器(「液晶體顯示器」)產品	**1,222,535**	737,257
Sales of electronic consumer products	銷售電子消費產品	**177,363**	119,829
		1,399,898	857,086

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into two operating divisions — LCD products and electronic consumer products. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

LCD products — manufacture and distribution of LCD products

Electronic consumer products — manufacture and distribution of electronic consumer products

5. 業務及地區分類

業務分類

就管理目的而言，本集團目前經營兩大業務 — 液晶體顯示器產品與電子消費產品，本集團以此等分類作為呈報其主要分類資料之基準。

主要業務如下：

液晶體顯示器產品 — 製造及分銷液晶體顯示器產品

電子消費產品 — 製造及分銷電子消費產品

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*
5. 業務及地區分類 *(續)*

Business segments *(Continued)*
業務分類 *(續)*

Segment information about these businesses is presented below:
此等業務之分類資料呈列如下：

2003 二零零三年

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Eliminations 對銷 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
REVENUE	收益				
External sales	外銷	1,222,535	177,363	—	1,399,898
Inter-segment sales	分類間之銷售	500	—	(500)	—
Total revenue	總收益	1,223,035	177,363	(500)	1,399,898
Inter-segment sales are charged at cost.	分類間之銷售按成本值進行。				
RESULT	業績				
Segment result	分類業績	262,772	(20,004)	—	242,768
Interest income	利息收入				1,280
Unallocated other operating income	未分配之其他經營收入				14
Unallocated corporate expenses	未分配之公司費用				(730)
Profit from operations	經營溢利				243,332
Finance costs	財務費用				(9,665)
Share of results of an associate	應佔一家聯營公司業績	—	713	—	713
Profit before taxation	除税前溢利				234,380
Income tax expense	所得税支出				(41,731)
Net profit for the year	本年度溢利				192,649

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)* 5. 業務及地區分類 *(續)*

Business segments *(Continued)* 業務分類 *(續)*

2003 二零零三年

BALANCE SHEET 資產負債表

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
ASSETS	資產			
Segment assets	分類資產	1,152,658	576,858	1,729,516
Interest in an associate	一家聯營公司之權益		1,172	1,172
Deferred tax assets	遞延税項資產			52
Tax recoverable	可收回税項			267
Unallocated corporate assets	未分配之公司資產			72
Consolidated total assets	綜合資產總額			1,731,079
LIABILITIES	負債			
Segment liabilities	分類負債	265,577	34,805	300,382
Tax liabilities	税項負債			32,925
Deferred tax liabilities	遞延税項負債			16,892
Unallocated corporate liabilities	未分配之公司負債			385,648
Consolidated total liabilities	綜合負債總額			735,847

OTHER INFORMATION 其他資料

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
Capital additions	增加資本	198,155	58,753	256,908
Depreciation and amortisation	折舊及攤銷	57,315	30,716	88,031
Loss on disposal/write-off of property, plant and equipment	出售／撇銷物業、廠房及設備之虧損	15,770	583	16,353

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)* 5. 業務及地區分類 *(續)*

Business segments *(Continued)* **業務分類** *(續)*

2002 二零零二年

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Eliminations 對銷 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
REVENUE	收益				
External sales	外銷	737,257	119,829	—	857,086
Inter-segment sales	分類間之銷售	1,070	—	(1,070)	—
Total revenue	總收益	738,327	119,829	(1,070)	857,086
Inter-segment sales are charged at cost.	分類間之銷售按成本值進行。				
RESULT	業績				
Segment result	分類業績	133,694	(13,011)	—	120,683
Interest income	利息收入				1,289
Unallocated other operating income	未分配之其他經營收入				14
Unallocated corporate expenses	未分配之公司費用				(689)
Profit from operations	經營溢利				121,297
Finance costs	財務費用				(10,299)
Share of results of an associate	應佔一家聯營公司業績	—	156	—	156
Profit before taxation	除稅前溢利				111,154
Income tax expense	所得稅支出				(7,318)
Net profit for the year	本年度溢利				103,836

5. **BUSINESS AND GEOGRAPHICAL SEGMENTS** *(Continued)* 5. **業務及地區分類** *(續)*

Business segments *(Continued)* **業務分類** *(續)*

2002 二零零二年

BALANCE SHEET 資產負債表

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
ASSETS	資產			
Segment assets	分類資產	722,067	530,370	1,252,437
Interest in an associate	一家聯營公司之權益	—	620	620
Deferred tax assets	遞延稅項資產			350
Unallocated corporate assets	未分配之公司資產			48
Consolidated total assets	綜合資產總額			1,253,455
LIABILITIES	負債			
Segment liabilities	分類負債	84,379	21,137	105,516
Tax liabilities	稅項負債			22,961
Deferred tax liabilities	遞延稅項負債			18,324
Unallocated corporate liabilities	未分配之公司負債			242,917
Consolidated total liabilities	綜合負債總額			389,718

OTHER INFORMATION 其他資料

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
Capital additions	增加資本	35,420	33,563	68,983
Depreciation and amortisation	折舊及攤銷	52,768	27,053	79,821
Loss on write-off of development expenditure	撇銷發展支出之虧損	—	7,708	7,708

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Geographical segments

The Group's manufacturing operation is located in the People's Republic of China other than Hong Kong (the "PRC"). The sales and marketing functions are located at all reportable segments as listed below.

The turnover of the Group, analysed by geographical segments, is as follows:

5. 業務及地區分類 *(續)*

地區分類

本集團之製造業務位於中華人民共和國(「中國」,不包括香港),銷售及市場推廣業務則位於下文所呈列之所有地區。

本集團之營業額按地區分類之分析如下:

		Turnover by geographical segments 按地區分類之營業額	
		2003	2002
		二零零三年	二零零二年
		HK$'000	*HK$'000*
		千港元	*千港元*
The PRC	中國	**735,278**	213,817
South Korea	南韓	**204,505**	206,426
Japan	日本	**186,736**	143,657
Hong Kong	香港	**102,822**	115,948
Europe	歐洲	**73,083**	72,370
Others	其他	**97,474**	104,868
		1,399,898	857,086

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Geographical segments *(Continued)*

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

5. 業務及地區分類 *(續)*

地區分類 *(續)*

以下是按資產所在地區分析之分類資產賬面值以及添置之物業、廠房及設備以及無形資產：

		Carrying amount of segment assets 分類資產賬面值		Additions to property, plant and equipment and intangible assets 物業、廠房及設備以及無形資產之添置	
		2003 二零零三年 HK$'000 千港元	2002 二零零二年 *HK$'000 千港元*	**2003 二零零三年 HK$'000 千港元**	2002 二零零二年 *HK$'000 千港元*
The PRC	中國	**1,274,992**	839,141	**223,727**	63,392
Hong Kong	香港	**431,603**	393,821	**32,902**	5,133
Europe	歐洲	**13,250**	8,909	**244**	300
Others	其他	**11,234**	11,584	**35**	158
		1,731,079	1,253,455	**256,908**	68,983

6. PROFIT FROM OPERATIONS 6. 經營溢利

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Profit from operations has been arrived at after charging:	經營溢利已扣除：		
Depreciation and amortisation on:	折舊及攤銷：		
Owned assets	自置資產	**77,576**	61,038
Assets held under finance leases	根據融資租約持有之資產	**9,389**	17,684
		86,965	78,722
Staff costs, inclusive of directors' remuneration *(Note)*:	員工成本(包括董事酬金)*(附註)*：		
Salaries and other benefits	薪金及其他福利	**119,226**	98,258
Retirement benefits scheme contributions	退休福利計劃供款	**4,131**	2,507
Less: amount capitalised as development expenditure	*減*：資本化為發展支出之款項	**—**	(3,715)
		123,357	97,050
Amortisation on:	攤銷：		
Development expenditure included in cost of sales	發展支出(計入銷售成本)	**790**	897
Trademarks included in administrative expenses	商標(計入行政費用)	**217**	202
Goodwill included in administrative expenses	商譽(計入行政費用)	**59**	—
		1,066	1,099
Auditors' remuneration	核數師酬金	**1,017**	1,021
Loss on disposal/write off of property, plant and equipment	出售／撇銷物業、廠房及設備之虧損	**16,353**	2,353
Loss on write-off of development expenditure	撇銷發展支出之虧損	**—**	7,708
Operating lease rental in respect of:	經營租約租金來自：		
rented premises	租賃物業	**2,449**	1,860
other equipment	利息收入	**516**	389
and after crediting:	並撥回：		
Interest income	利息收入	**1,280**	1,289
Net foreign exchange gain	外滙收益淨額	**197**	3,879
Rental income, with negligible outgoings	租金收入(包括小額支銷)	**509**	450

6. PROFIT FROM OPERATIONS *(Continued)*

Note: Included in staff costs of HK$123,357,000 (2002: HK$97,050,000) are expenses on research and development activities amounting to HK$8,914,000 (2002: HK$5,745,000).

6. 經營溢利 *(續)*

附註： 員工成本123,357,000港元（二零零二年：97,050,000港元）包括研究及發展活動開支8,914,000港元（二零零二年：5,745,000港元）。

7. FINANCE COSTS

7. 財務費用

		2003 **二零零三年** ***HK$'000*** ***千港元***	2002 二零零二年 *HK$'000* *千港元*
Interest on:	利息：		
Bank borrowings wholly repayable within five years	須於五年內全部償還之銀行借貸	**8,473**	7,844
Finance leases	融資租約	**1,192**	2,455
		9,665	10,299

8. DIRECTORS' REMUNERATION

8. 董事酬金

		2003 **二零零三年** ***HK$'000*** ***千港元***	2002 二零零二年 *HK$'000* *千港元*
Directors' fees:	董事袍金：		
Executives	執行	**—**	—
Non-executive	非執行	**50**	50
Independent non-executives	獨立非執行	**40**	40
Other emoluments paid to the executive directors:	支付予執行董事之其他酬金：		
Salaries and other benefits	薪金及其他福利	**6,442**	5,104
Performance related incentive payments	與業績掛鉤之獎金	**7,792**	8,596
Contributions to retirement benefit scheme	退休福利計劃供款	**72**	72
		14,396	13,862

8. DIRECTORS' REMUNERATION *(Continued)*

Emoluments of the directors were within the following bands:

8. 董事酬金（續）

董事酬金之金額介乎：

		2003 二零零三年 Number of directors 董事數目	2002 二零零二年 Number of directors 董事數目
Nil to HK$1,000,000	零港元至1,000,000港元	**3**	3
HK$1,000,001 to HK$1,500,000	1,000,001港元至1,500,000港元	**1**	—
HK$1,500,001 to HK$2,000,000	1,500,001港元至2,000,000港元	**2**	1
HK$2,000,001 to HK$2,500,000	2,000,001港元至2,500,000港元	**—**	1
HK$9,500,001 to HK$10,000,000	9,500,001港元至10,000,000港元	**1**	1

9. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, three (2002: three) were directors of the Company whose emoluments are set out in note 8 above. The emoluments of the remaining two (2002: two) individuals were as follows:

9. 僱員酬金

本集團五名最高薪酬人士包括三名（二零零二年：三名）本公司之董事，其酬金詳情已載於上文附註第八項。其餘兩名（二零零二年：兩名）僱員之酬金如下：

		2003 二零零三年 *HK$'000* 千港元	2002 二零零二年 *HK$'000* 千港元
Salaries and other benefits	薪金及其他福利	**2,985**	1,980
Performance related incentive payments	與業績掛鉤之獎金	**1,600**	2,000
Contributions to retirement benefit scheme	退休福利計劃供款	**36**	36
		4,621	4,016

9. EMPLOYEES' EMOLUMENTS *(Continued)*

9. 僱員酬金 *(續)*

Their emoluments were within the following bands:

有關僱員酬金之金額介乎：

		2003 二零零三年 Number of employees 僱員數目	2002 二零零二年 Number of employees 僱員數目
HK$1,000,001 to HK$1,500,000	1,000,001港元至1,500,000港元	**—**	1
HK$2,000,001 to HK$2,500,000	2,000,001港元至2,500,000港元	**2**	—
HK$2,500,001 to HK$3,000,000	2,500,001港元至3,000,000港元	**—**	1

10. INCOME TAX EXPENSE

10. 所得稅支出

		2003 二零零三年 *HK$'000* 千港元	2002 二零零二年 *HK$'000* 千港元
Current tax:	即期稅項：		
Hong Kong	香港	**15,660**	11,389
PRC	中國	**22,220**	—
Other jurisdictions	其他司法權區	**632**	1,574
		38,512	12,963
Under(over) provision in prior years:	以往年度撥備不足(超額撥備)：		
Hong Kong	香港	**4,192**	(58)
Deferred tax *(Note 24)*:	遞延稅項 *(附註第24項)*：		
Current year	本年度	**(2,800)**	(5,623)
Attributable to a change in tax rate	稅率變動所產生	**1,666**	—
		(1,134)	(5,623)
Taxation attributable to the Company and its subsidiaries	本公司及其附屬公司應佔之稅項	**41,570**	7,282
Share of taxation attributable to an associate	一家聯營公司應佔稅項	**161**	36
		41,731	7,318

10. INCOME TAX EXPENSE *(Continued)*

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the year. In June 2003, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of current and deferred tax balances at 31 December 2003.

Pursuant to the relevant laws and regulations in the PRC, one of the Company's PRC subsidiaries, 廣東省汕尾市信利半導體有限公司, is entitled to exemption from PRC enterprise income tax for the first two years commencing from its first profit-making year of operation and thereafter, this PRC subsidiary will be entitled to a 50% relief from PRC enterprise income tax for the following three years. The year ended 31 December 2001 is the company's first profit making year. The Company is entitled to a 50% relief starting from current year. For the other PRC subsidiaries with assessable profit for the year, provision for PRC enterprise income tax has been made at the rate of 27%.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

10. 所得稅出支 *(續)*

香港利得稅乃根據年內之估計應課稅溢利按17.5%(二零零二年：16%)之稅率計算。於二零零三年六月，香港利得稅由16%增加至17.5%，自二零零三／二零零四年課稅年度起生效。此項增加之影響已於計算二零零三年十二月三十一日之即期及遞延稅項結存時反映。

根據中國相關法律及規例，本公司其中一家中國附屬公司廣東省汕尾市信利半導體有限公司有權於首個獲利之營運年度起計首兩年獲豁免中國企業所得稅，並於其後三年享有中國企業所得稅50%寬減。該公司首個獲利年度為截至二零零一年十二月三十一日止年度。本公司有權由本年度起享有中國企業所得稅50%寬減。至於在本年度錄得應課稅溢利之其他中國附屬公司，中國企業所得稅乃按27%之稅率作出撥備。

於其他司法權區所產生之稅項乃根據有關司法權區適用之稅率計算。

10. INCOME TAX EXPENSE *(Continued)*

The tax charge for the year can be reconciled to the profit before taxation per the income statement as follows:

10. 所得稅支出 *(續)*

本年度之稅項支出與收益表之除稅前溢利之對賬如下：

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Profit before taxation	除稅前溢利	**234,380**	111,154
Tax at the domestic income tax rate of 17.5% (2002: 16%)	根據本地所得稅稅率17.5%（二零零二年：16%）計算之稅項	**41,017**	17,785
Tax effect of share of results of an associate	應佔一家聯營公司業績之稅務影響	**37**	11
Tax effect of expenses not deductible for tax purpose	不可扣稅支出之稅務影響	**1,391**	1,351
Tax effect of income not taxable for tax purpose	不可課稅收入之稅務影響	**(53)**	(1,670)
Under(over) provision in respect of prior year	以往年度撥備不足（超額撥備）	**4,192**	(58)
Tax effect of tax losses not recognised	未確認稅務虧損之稅務影響	**2,263**	695
Utilisation of tax losses previously not recognised	動用以往未確認之稅務虧損	**(469)**	—
Effect of tax concession granted to PRC subsidiaries	中國附屬公司獲授稅務優惠之影響	**(21,859)**	(11,904)
Increase in opening deferred tax liability resulting from an increase in applicable tax rate	因適用稅率增加而引致之期初遞延稅項負債增加	**1,666**	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	於其他司法權區經營之附屬公司稅率不同之影響	**12,989**	1,129
Others	其他	**557**	(21)
Tax expense for the year	本年度稅項支出	**41,731**	7,318

11. DIVIDENDS

11. 股息

		2003 **二零零三年** ***HK$'000*** ***千港元***	2002 二零零二年 *HK$'000* *千港元*
Interim dividend paid of 7 HK cents (2002: 5 HK cents) per share	已派發中期股息每股7港仙(二零零二年：5港仙)	**31,098**	22,213
Final dividend proposed of 12 HK cents (2002: 7 HK cents) per share	建議派發末期股息每股12港仙(二零零二年：7港仙)	**53,311**	31,098
		84,409	53,311

The final dividend of 12 HK cents (2002: 7 HK cents) per share, amounting to HK$53,311,000, had been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

末期股息每股12港仙(二零零二年：7港仙)，達53,311,000港元已由董事建議，並須經由股東於應屆股東週年大會上批准。

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

12. 每股盈利

每股基本盈利及每股攤薄盈利乃按下列數據計算：

		2003 二零零三年 *HK$'000* 千港元	2002 二零零二年 *HK$'000* 千港元
Earnings for the purposes of basic and diluted earnings per share	用作計算每股基本盈利及每股攤薄盈利之盈利	**192,649**	103,836

		2003 二零零三年 Number of shares 股數	2002 二零零二年 Number of shares 股數
Weighted average number of ordinary shares for the purposes of basic earnings per share	用作計算每股基本盈利之加權平均普通股數目	**444,259,527**	444,259,527
Effect of dilutive potential ordinary shares — share options	購股權之潛在普通股攤薄影響	**13,454,880**	3,756,804
Weighted average number of ordinary shares for the purposes of diluted earnings per share	用作計算每股攤薄盈利之加權平均普通股數目	**457,714,407**	448,016,331

The adjustment to comparative basic and diluted earnings per share, arising from the change in accounting policy shown in note 2 above, is as follows:

因上文附註第2項所述之會計政策變動而引致之每股基本盈利及每股攤薄盈利比較數字調整如下：

		Basic 基本 *HK cents 港仙*	**Diluted 攤薄** *HK cents 港仙*
Reconciliation of 2002 earnings per shares:	二零零二年每股盈利之對賬：		
Reported figures before adjustments	調整前所報數字	22.1	21.9
Adjustments arising from the adoption of SSAP 12 (Revised)	因採納會計實務準則第12號（經修訂）而作出調整	1.3	1.3
Restated	重列	23.4	23.2

13. PROPERTY, PLANT AND EQUIPMENT 13. 物業、廠房及設備

		Properties under development 發展中物業 HK$'000 千港元	Land and buildings 土地及樓宇 HK$'000 千港元	Furniture and fixtures 傢俬及裝置 HK$'000 千港元	Plant and machinery 廠房及機器 HK$'000 千港元	Motor vehicles 汽車 HK$'000 千港元	Total 總額 HK$'000 千港元
THE GROUP	**本集團**						
COST	**成本值**						
At 1 January 2003	於二零零三年一月一日	45,656	333,955	55,624	793,915	10,575	1,239,725
Currency realignment	貨幣調整	—	—	188	—	—	188
Reclassification	重新分類	(18,409)	18,409	—	—	—	—
Additions	添置	15,140	561	4,899	202,240	1,271	224,111
Disposals/write-off	出售／撇銷	—	—	(220)	(31,638)	(828)	(32,686)
At 31 December 2003	**於二零零三年十二月三十一日**	**42,387**	**352,925**	**60,491**	**964,517**	**11,018**	**1,431,338**
DEPRECIATION AND AMORTISATION	**折舊及攤銷**						
At 1 January 2003	於二零零三年一月一日	—	56,412	33,694	441,146	7,760	539,012
Currency realignment	貨幣調整	—	—	127	—	—	127
Provided for the year	本年度撥備	—	8,554	4,119	73,140	1,152	86,965
Eliminated on disposals/write-off	出售／撇銷對銷	—	—	(33)	(15,868)	(422)	(16,323)
At 31 December 2003	**於二零零三年十二月三十一日**	**—**	**64,966**	**37,907**	**498,418**	**8,490**	**609,781**
NET BOOK VALUES	**賬面淨值**						
At 31 December 2003	**於二零零三年十二月三十一日**	**42,387**	**287,959**	**22,584**	**466,099**	**2,528**	**821,557**
At 31 December 2002	於二零零二年十二月三十一日	45,656	277,543	21,930	352,769	2,815	700,713

13. PROPERTY, PLANT AND EQUIPMENT *(Continued)* 13. 物業、廠房及設備 *(續)*

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
The net book value of the Group's property interests shown above comprises:	上述本集團物業權益之賬面淨值包括：		
Leasehold properties in Hong Kong held under medium term leases	根據中期租約在香港持有之租賃物業	**8,225**	8,479
Leasehold properties in the PRC held under medium term leases	根據中期租約在中國持有之租賃物業	**279,734**	269,064
		287,959	277,543
Properties under development in the PRC held under medium term leases	根據中期租約在中國持有之發展中物業	**42,387**	45,656
		330,346	323,199

The net book value of plant and machinery includes an amount of HK$45,459,169 (2002: HK$100,208,000) in respect of assets held under finance leases.

廠房及機器賬面淨值包括根據融資租約而持有之一筆為數45,459,169港元（二零零二年：100,208,000港元）之資產。

14. INTANGIBLE ASSETS

14. 無形資產

		Development expenditure 發展支出 HK$'000 千港元	Trademarks 商標 HK$'000 千港元	Total 總額 HK$'000 千港元
THE GROUP	**本集團**			
COST	**成本值**			
At 1 January 2003	於二零零三年一月一日	18,452	2,421	20,873
Additions	增加	31,982	225	32,207
At 31 December 2003	於二零零三年十二月三十一日	50,434	2,646	53,080
AMORTISATION	**攤銷**			
At 1 January 2003	於二零零三年一月一日	11,045	1,876	12,921
Provided for the year	本年度撥備	790	217	1,007
At 31 December 2003	於二零零三年十二月三十一日	11,835	2,093	13,928
NET BOOK VALUES	**賬面淨值**			
At 31 December 2003	於二零零三年十二月三十一日	38,599	553	39,152
At 31 December 2002	於二零零二年十二月三十一日	7,407	545	7,952

Development expenditure and trademarks are amortised on a straight-line basis at 25% per annum.

發展支出及商標乃按年率25%以直線法攤銷。

15. GOODWILL

15. 商譽

		THE GROUP 本集團 HK$'000 千港元
COST	成本值	
Arising on acquisition of additional interest in subsidiaries during the year and balance at 31 December 2003	年內收購附屬公司額外權益所產生及於二零零三年十二月三十一日之結餘	590
AMORTISATION	攤銷	
Charge for the year and balance at 31 December 2003	本年度攤銷及於二零零三年十二月三十一日之結餘	59
NET BOOK VALUE	賬面淨值	
At 31 December 2003	於二零零三年十二月三十一日	531
At 31 December 2002	於二零零二年十二月三十一日	—

The amortisation period adopted for goodwill is 5 years.

商譽所用之攤銷期為五年。

16. INTEREST IN SUBSIDIARIES

16. 所佔附屬公司權益

		THE COMPANY 本公司	
		2003 **二零零三年** ***HK$'000*** ***千港元***	2002 二零零二年 *HK$'000* *千港元*
Unlisted investments, at cost	非上市投資(按成本值)	**64,002**	64,002
Amounts due from subsidiaries	附屬公司欠款	**313,100**	250,253
		377,102	314,255
Amount due to a subsidiary	應付一家附屬公司款項	**62,196**	—

The directors confirmed that the amounts due from subsidiaries are unsecured, interest free and are not repayable within twelve months of the balance sheet date and accordingly, the amounts are shown as non-current.

董事確認，該筆附屬公司欠款為無擔保，免息並毋須於結算日起計十二個月內償還，因此列作非流動資產。

16. INTEREST IN SUBSIDIARIES *(Continued)*

Amount due to a subsidiary is unsecured, interest free and repayable on demand.

Details of the subsidiaries at 31 December 2003 are set out in note 34.

16. 所佔附屬公司權益 *(續)*

應付一家附屬公司款項為無擔保、免息及須應要求償還。

各附屬公司於二零零三年十二月三十一日之詳情載於附註第三十四項。

17. INTEREST IN AN ASSOCIATE

17. 所佔聯營公司權益

		THE GROUP 本集團	
		2003 二零零三年 *HK$'000* 千港元	2002 二零零二年 *HK$'000* 千港元
Share of net assets	應佔淨資產	**1,172**	620

Particulars of the associate at 31 December 2003 are as follow:

該聯營公司於二零零三年十二月三十一日之詳情如下：

Name of associate 聯營公司名稱	Form of business structure 經營架構形式	Country of incorporation/ operation 註冊成立／營業所在國家	Class of shares held 所持股份類別	Percentage of issued share capital held by the Group 本集團持有之已發行股本百分比	Principal activities 主要業務
Fast Clean (Korea) Ltd.	Incorporated 註冊為法團	South Korea 南韓	Ordinary 普通股	50% 50%	Trading in electric consumer products 電動消費產品貿易

18. INVENTORIES

18. 存貨

		THE GROUP 本集團	
		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Raw materials	原材料	**117,302**	45,825
Work in progress	在製品	**101,403**	77,156
Finished goods	製成品	**72,390**	41,406
		291,095	164,387

Included above are work in progress of HK$8,942,000 (2002: HK$2,393,000) and finished goods of HK$28,096,000 (2002: HK$1,610,000) which are carried at net realisable values.

上述包括價值8,942,000港元(二零零二年:2,393,000港元)之在製品及價值28,096,000港元(二零零二年:1,610,000港元)之製成品,均以可變現淨值列賬。

19. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

The following is an aged analysis of accounts receivable at the balance sheet date:

19. 應收賬項及其他應收款項

本集團之政策為給予其貿易客戶平均30至90天的信貸期。

於結算日之應收賬項賬齡分析如下:

		THE GROUP 本集團	
		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Within 60 days	60天以內	**303,442**	96,012
61 to 90 days	61至90天	**33,010**	18,743
More than 90 days	90天以上	**13,392**	16,627
		349,844	131,382

20. SHORT-TERM LOANS RECEIVABLE 20. 短期應收貸款

		THE GROUP 本集團	
		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Interest bearing *(Note a)*	計息 *(附註a)*	**3,000**	2,835
Non-interest bearing *(Note b)*	不計息 *(附註b)*	**937**	8,222
		3,937	11,057

Notes:

a. The interest bearing loans are unsecured, bear interest at 10% (2002: 7%) per annum and is repayable in 2004. The interest bearing loan for 2002 was fully repaid during the year.

b. The non-interest bearing loans are unsecured and repayable in 2004.

附註：

a. 該筆計息貸款為無擔保，按年利率10厘(二零零二年：7厘)計息並須於二零零四年償還。二零零二年之計息貸款已於年內全數償還。

b. 該筆不計息貸款為無擔保並須於二零零四年償還。

21. TRADE AND OTHER PAYABLES 21. 應付賬項及其他應付款項

The following is an aged analysis of accounts payable at the balance sheet date:

於結算日之應付賬項賬齡分析如下：

		THE GROUP 本集團	
		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Aged analysis of trade payables:	應付賬項賬齡分析：		
Within 60 days	60天以內	**204,064**	66,724
61 to 90 days	61至90天	**15,205**	9,532
More than 90 days	90天以上	**25,538**	8,427
		244,807	84,683

22. OBLIGATIONS UNDER FINANCE LEASES

22. 融資租約債務

		THE GROUP 本集團			
		Minimum lease payments 最低租金		Present value of minimum lease payments 最低租金現值	
		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元	**2003 二零零三年 HK$'000 千港元**	2002 二零零二年 HK$'000 千港元
Within one year	一年內	**10,837**	32,415	**10,400**	31,164
In the second to fifth year inclusive	第二至五年內（包括首尾兩年在內）	**10,931**	8,539	**10,671**	8,312
		21,768	40,954		
Less: Future finance charges	*減*：未來財務費用	**(697)**	(1,478)		
Present value of lease obligations	租約債務現值	**21,071**	39,476	**21,071**	39,476
Less: Amount due for settlement within one year shown under current liabilities	*減*：流動負債中一年內到期清還之款額			**(10,400)**	(31,164)
Amount due for settlement after one year	一年後到期清還之款額			**10,671**	8,312

It is the Group's policy to lease certain of its machinery and equipment under finance leases. The average lease term is 2 to 4 years. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

本集團有政策將若干機器及設備作融資租約。平均租期為二至四年，並於立約當日釐定有關利率。所有租約均屬定期還款性質，及並無作出或然租金付款安排。

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

本集團之融資租約債務乃由租賃者之租賃資產質押作出擔保。

23. BANK BORROWINGS 23. 銀行借貸

		THE GROUP 本集團	
		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Bank loans	銀行貸款	**244,667**	79,578
Trust receipt loans	信託收據貸款	**119,851**	119,485
Bank overdrafts	銀行透支	**—**	680
Mortgage loans	按揭貸款	**—**	4,320
		364,518	204,063
Secured	有抵押	**50,000**	4,320
Unsecured	無抵押	**314,518**	199,743
		364,518	204,063
The maturity profile of the bank borrowings is as follows: 銀行借貸之到期日資料如下：			
On demand or within one year	於催繳時或於一年內	**283,268**	147,623
More than one year, but not exceeding two years	一年後但於兩年內	**74,167**	28,940
More than two years, but not exceeding five years	兩年後但於五年內	**7,083**	27,500
		364,518	204,063
Less: Amount due within one year shown under current liabilities	*減：*列於流動負債中之一年內到期款項	**(283,268)**	(147,623)
Amount due after one year	一年後到期款項	**81,250**	56,440

24. DEFERRED TAX

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the current and prior reporting periods:

24. 遞延稅項

本報告期間及以往報告期間內確認之主要遞延稅項負債(資產)及其變動如下：

THE GROUP 本集團

		Accelerated tax depreciation 加速稅項折舊 HK$'000 千港元	Intangible assets 無形資產 HK$'000 千港元	Tax losses 稅務虧損 HK$'000 千港元	Others 其他 HK$'000 千港元	Total 總額 HK$'000 千港元
At 1 January 2002	於二零零二年一月一日					
— as previously reported	— 如前所報	—	—	—	—	—
— adjustment on adoption of SSAP12 (Revised)	— 因採納會計實務準則第12號(經修訂)而作出調整	22,262	1,422	(134)	47	23,597
— as restated	— 重列	22,262	1,422	(134)	47	23,597
Charge (credit) to income for the year	自本年度收入扣除(計入本年度收入)	(4,880)	(679)	(216)	152	(5,623)
At 1 January 2003	於二零零三年一月一日	17,382	743	(350)	199	17,974
Charge (credit) to income for the year	自本年度收入扣除(計入本年度收入)	(2,699)	(7)	331	(425)	(2,800)
Effect of change in tax rate	稅率變動之影響					
— charge (credit) to the income statement	— 自收益表扣除(計入收益表)	1,629	70	(33)	—	1,666
At 31 December 2003	於二零零三年十二月三十一日	16,312	806	(52)	(226)	16,840

24. DEFERRED TAX *(Continued)*

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset in accordance with the conditions set out in SSAP 12 (Revised). The following is the analysis of the deferred tax balances for financial reporting purposes:

24. 遞延稅項 *(續)*

就資產負債表之呈列而言，若干遞延稅項資產及負債已按照會計實務準則第12號（經修訂）所載之條件抵銷。就財務呈報而言之遞延稅項結餘分析如下：

		2003 **二零零三年** ***HK$'000*** ***千港元***	2002 二零零二年 *HK$'000* *千港元*
Deferred tax liabilities	遞延稅項負債	**16,892**	18,324
Deferred tax assets	遞延稅項資產	**(52)**	(350)
		16,840	17,974

At the balance sheet date, the Group has unused tax losses of HK$27,703,000 (2002: HK$20,989,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$298,000 (2002: HK$2,188,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$27,405,000(2002: HK$18,801,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$3,595,000 (2002: HK$5,159,000) that will exprie in 2007, other losses may be carried forward indefinitely.

於結算日，本集團之未動用稅務虧損27,703,000港元（二零零二年：20,989,000港元）可用作抵銷未來溢利。遞延稅項資產已就有關虧損298,000港元（二零零二年：2,188,000港元）予以確認。由於未能估計將來之溢利，因此並無就其餘27,405,000港元（二零零二年：18,801,000港元）確認遞延稅項資產。未確認之稅務虧損包括將於二零零七年屆滿之虧損3,595,000港元（二零零二年：5,159,000港元），而其他虧損可無限期結轉。

25. SHARE CAPITAL 25. 股本

		Number of shares 股數	Value 價值 HK$'000 千港元
Ordinary shares of HK$0.1 each	每股面值0.1港元之普通股		
Authorised:	法定：		
At 31 December 2002 and 2003	於二零零二年及二零零三年十二月三十一日	500,000,000	50,000
Issued and fully paid:	已發行及繳足：		
At 31 December 2002 and 2003	於二零零二年及二零零三年十二月三十一日	444,259,527	44,425

26. RESERVES 26. 儲備

		Share premium 股份溢價 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	Retained profits 保留溢利 HK$'000 千港元	Total 總額 HK$'000 千港元
THE COMPANY	**本公司**					
At 1 January 2002	於二零零二年一月一日	250,288	17,409	82	2,284	270,063
Net profit for the year	本年度溢利	—	—	—	39,326	39,326
Dividends paid	已付股息	—	—	—	(39,983)	(39,983)
At 1 January 2003	於二零零三年一月一日	250,288	17,409	82	1,627	269,406
Net profit for the year	本年度溢利	—	—	—	63,285	63,285
Dividends paid	已付股息	—	—	—	(62,196)	(62,196)
At 31 December 2003	於二零零三年十二月三十一日	250,288	17,409	82	2,716	270,495

The special reserve of the Company represents the difference between the net book values of the underlying assets of the Company's subsidiaries acquired at the date on which the shares of these companies were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisitions.

本公司之特別儲備為本公司所收購附屬公司之基本資產於本公司收購此等公司之股份當日之賬面值，與作為收購代價所發行之本公司股份面值兩者間之差額。

26. RESERVES *(Continued)*

Under the applicable laws of the Cayman Islands, the share premium of the Company is available for distributions or paying dividends to shareholders subject to the provisions of its Memorandum or Articles of Association and provided that immediate following the distribution or paying dividend the Company is able to pay its debts as they fall due in the ordinary course of business. At the balance sheet date, in the opinion of the directors, the Company's reserves available for distribution to shareholders amounted to HK$270,413,000 (2002: HK$269,324,000).

26. 儲備 *(續)*

根據適用之開曼群島法例，在符合本公司組織章程大綱或細則規定之前提下，可自本公司之股份溢價，支付分派或股息予股東，惟於緊隨支付分派或股息後，本公司必須仍有能力償還其日常業務過程中之到期債項。董事認為，本公司於結算日可供分派予股東之儲備為270,413,000港元（二零零二年：269,324,000港元）。

27. MAJOR NON-CASH TRANSACTIONS

During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$13,500,000.

27. 重大非現金交易

於本年度，本集團就資產訂立數項財務租賃安排，租約之資本總值為13,500,000港元。

28. CONTINGENT LIABILITIES

28. 或然負債

		THE GROUP 本集團	
		2003 二零零三年 HK$'000 千港元	2002 二零零二年 *HK$'000* *千港元*
Export bills discounted with recourse	附有追索權之出口貼現票據	**13,516**	1,002

		THE COMPANY 本公司	
		2003 二零零三年 HK$'000 千港元	2002 二零零二年 *HK$'000* *千港元*
Guarantees given to banks in respect of banking facilities utilised by subsidiaries	就附屬公司所動用之銀行融資向銀行提供之擔保	**364,518**	203,650

29. OPERATING LEASE COMMITMENTS

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

29. 經營租約承擔

於結算日，本集團在不可撤銷經營租約下之未來最低租約付款承擔之到期日如下：

		THE GROUP 本集團	
		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Within one year	一年內	**1,887**	1,380
In the second to fifth year inclusive	第二至五年內（包括首尾兩年在內）	**380**	918
		2,267	2,298

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years with fixed rentals.

經營租約指本集團就其若干辦公室物業而應付之租金。平均協定租期為兩年，並為固定租金。

30. CAPITAL COMMITMENTS

30. 資本承擔

		THE GROUP 本集團	
		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Capital expenditure contracted for but not provided in the financial statements in respect of:	就下列各項已訂約但未在財務報表中撥備之資本支出：		
Land and buildings	土地及樓宇	**—**	2,265
Plant and equipment	廠房及設備	**20,994**	70,209
		20,994	72,474
Capital expenditure authorised but not contracted for in respect of acquisition of plant and equipment	就購置廠房及設備已獲授權但未訂約之資本支出	**450,000**	450,000

31. SHARE OPTION SCHEMES

Pursuant to resolutions passed at an extraordinary general meeting of the Company on 22 December 2003, the Company has terminated a share option scheme which was adopted on 22 May 2001 (the "Old Scheme") and adopted a new share option scheme (the "New Scheme").

(i) Old Scheme

The purpose of the Old Scheme is to motivate employees of the Group and to allow them to participate in the growth of the Company. The maximum number of shares in respect of which options may be granted under the Old Scheme is not permitted to exceed 10% of the share capital of the Company in issue from time to time. The maximum number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the aggregate number of shares for the time being issued and issuable under the Scheme. Any participants who accepts an offer of the grant of an option in accordance with the terms of the Scheme shall pay to the Company HK$1.00 by way of consideration for the grant thereof within a period of 30 days from the date on which an option is offered to the participant.

At 31 December 2003, the number of shares in respect of which options had been granted and remained outstanding under the Old Scheme was 28,000,000 (2002: 28,000,000), representing 6.3% (2002: 6.3%) of the shares of the Company in issue at that date. The options are exercisable at any time until 22 May 2011.

31. 購股權計劃

根據本公司於二零零三年十二月二十二日舉行之股東特別週年大會通過之決議案，本公司已終止於二零零一年五月二十二日採納之購股權計劃（「舊計劃」），並採納一項新購股權計劃（「新計劃」）。

(i) 舊計劃

舊計劃旨在鼓勵本集團之僱員，並讓彼等參與本公司之增長。根據舊計劃可予授出之購股權所涉及之股份數目，最高不得超過本公司不時已發行股本10%。可授予任何個別人士之購股權所涉及之股份數目，最高不得超過當時根據該計劃已發行及可發行之股份總數25%。任何根據該計劃條款接納所獲授購股權之參與者須於購股權授予參與者當日起計30日內以代價形式向本公司支付1.00港元。

於二零零三年十二月三十一日，舊計劃項下之已授出但尚未行使購股權所涉及之股份數目為28,000,000股（二零零二年：28,000,000股），佔本公司於該日之已發行股份6.3%(二零零二年：6.3%)。購股權可隨時予以行使，直至二零一一年五月二十二日止。

31. SHARE OPTION SCHEMES *(Continued)*

(i) Old Scheme *(Continued)*

The following tables disclose details of the Company's share options held by the employees (including directors):

31. 購股權計劃 *(續)*

(i) 舊計劃 *(續)*

下表披露僱員(包括董事)所持本公司購股權之詳情：

2003 **二零零三年**

Date of grant 授出日期	Exercisable period 行使期間	Exercise price 行使價 HK$ 港元	Number of options outstanding at 1.1.2003 and 31.12.2003 於二零零三年一月一日及二零零三年十二月三十一日尚未行使購股權數目
Directors: *(Note)* 董事：*(附註)*			
16 July 2001 二零零一年七月十六日	17 July 2001 to 21 May 2011 二零零一年七月十七日至二零一一年五月二十一日	2.196	21,100,000
Employees: 僱員：			
16 July 2001 二零零一年七月十六日	17 July 2001 to 21 May 2011 二零零一年七月十七日至二零一一年五月二十一日	2.196	6,900,000
			28,000,000

Note: An employee who held 400,000 share options as at 1 January 2003 has been appointed as a director of the Company during the year.

附註： 截至二零零三年一月一日，一名持有400,000股購股權之僱員已於年內獲委任為本公司之董事。

31. SHARE OPTION SCHEMES *(Continued)*

(i) Old Scheme *(Continued)*

2002

31. 購股權計劃 *(續)*

(i) 舊計劃 *(續)*

二零零二年

Date of grant 授出日期	Exercisable period 行使期間	Exercise price 行使價 *HK$* *港元*	Number of options outstanding at 1.1.2002 and 31.12.2002 於二零零二年一月一日及二零零二年十二月三十一日尚未行使購股權數目
Directors: 董事：			
16 July 2001 二零零一年七月十六日	17 July 2001 to 21 May 2011 二零零一年七月十七日至二零一一年五月二十一日	2.196	20,700,000
Employees: 僱員：			
16 July 2001 二零零一年七月十六日	17 July 2001 to 21 May 2011 二零零一年七月十七日至二零一一年五月二十一日	2.196	7,300,000
			28,000,000

31. SHARE OPTION SCHEMES *(Continued)*

(ii) New Scheme

The Company's New Scheme was adopted for the primary purpose of providing incentives to eligible persons or rewarding for their contribution or potential contribution to the Group and will expire on 21 December 2013. Under the New Scheme, the Board of Directors of the Company may grant options to eligible persons, including (i) any director or proposal director, full-time employee or proposed employee of any member of the Group or controlling shareholder or any company controlled by a controlling shareholder; (ii) any holder of any securities issued by any member of the Group or any controlling shareholder or any company controlled by a controlling shareholder; and (iii) any business or joint venture partner, contractor, agent or representative of any supplier of goods or services to or any customer or distributor of goods or services of any member of the Group or any controlling shareholder or a company controlled by a controlling shareholder.

The total number of shares in respect of which options may be granted under the New Scheme and the Old Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital and with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

31. 購股權計劃 *(續)*

(ii) 新計劃

本公司之新計劃主要為鼓勵合資格僱員或獎勵彼等對本集團之貢獻或潛在貢獻而採納，並將於二零一三年十二月二十一日屆滿。根據新計劃本公司董事會可授出購股權予合資格人士，包括(i)本集團任何成員公司任何董事或建議董事、全職僱員或建議僱員、控權股東或控權股東控制之任何公司；(ii)本集團任何成員公司發行之任何證券之任何持有人、任何控權股東或控權股東控制之任何公司；及(iii)任何業務或合營夥伴、承包商、代理商、任何貨品或服務供應商代表、任何客戶、本集團任何成員公司之貨品或服務分銷商、任何控權股東或控權股東控制之任何公司。

於未獲本公司股東事先批准之情況下，根據新計劃及舊計劃可能授出之購股權涉及之股份總數，不得超過本公司任何時間之已發行股份10%。於未獲本公司股東事先批准之情況下，於任何一年內向任何個別人士可能授出之購股權涉及之股份數目，不得超過本公司任何時間已發行股份之1%。向主要股東或獨立非執行董事授出超過本公司股本0.1%及價值超過5,000,000港元之購股權必須事先經本公司股東批准。

31. SHARE OPTION SCHEMES *(Continued)*

(ii) New Scheme *(Continued)*

Options granted must be accepted within 21 days from the date of option offer, upon payment of HK$1.00 per option. Options may be exercised at any time from the date of grant of the share option to the 10th anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, and the average closing price of the shares for the five business days immediately preceding the date of grant.

No options had been granted under the New Scheme since the adoption.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

32. RETIREMENT BENEFITS SCHEME

All the staff in Hong Kong of the Group are required to join the Mandatory Provident Fund Scheme. The Group is required to contribute 5%, while the employees are required to contribute 5% of their salaries to the scheme.

31. 購股權計劃 *(續)*

(ii) 新計劃 *(續)*

授出之購股權必須於購股權發售建議起計21日內以支付每份購股權1港元之方式接納。購股權可於授出購股權日期起計至授出日期十週年期間內隨時行使。行使價由本公司董事釐定，且將不少於本公司股份於授出日期之收市價及股份於緊接授出日期前五個營業日之平均收市價(以較高者為準)。

自採納以來，並無購股權根據新計劃獲授出。

授出之購股權之財政影響並未紀錄於本公司或本集團之資產負債表，直至購股權獲行使之時止。行使購股權時，本公司將所發行之股份以股份面值紀錄為額外股本，而每股行使價高於股份面值之差額則由本公司紀錄於股份溢價賬。於行使日期前失效或註銷之購股權會自尚未行使購股權之登記冊內刪除。

32. 退休福利計劃

本集團之全體香港僱員均須參加強制性公積金計劃。本集團須作出5%供款，而僱員亦須向該計劃作出其薪酬5%之供款。

32. RETIREMENT BENEFITS SCHEME *(Continued)*

According to the relevant laws and regulations in the PRC, the PRC subsidiaries are required to contribute a certain percentage of the salaries of their employees to the state-managed retirement benefit scheme. The only obligation of the Group with respect to the retirement benefit scheme is to make the required contributions under the scheme.

32. 退休福利計劃 *(續)*

根據中國有關法律及規例，中國附屬公司須向國家管理退休福利計劃作出相等於其僱員薪酬若干百分比之供款。本集團就退休福利計劃所負之責任僅為向該計劃作出所須供款。

33. PLEDGE OF ASSETS

At the balance sheet date, the Group had pledged certain of its machinery with an aggregate carrying value of HK$65,130,000 (2002: leasehold properties of HK$8,230,000) to secure bank borrowings granted to the Company's subsidiaries.

33. 資產抵押

於結算日，本集團將賬面總值為65,130,000港元之若干機器(二零零二年：8,230,000港元之租賃物業)，提供予銀行作為取得本公司之附屬公司之銀行借貸之抵押。

34. PARTICULARS OF SUBSIDIARIES

34. 主要附屬公司資料

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營業地點	Nominal value of issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本面值／註冊資本	Proportionate equity interest of the Group 本集團按比例所佔股權		Principal activities 主要業務
			Directly 直接	*Indirectly 間接*	
Fast Clean Limited 潔齒亮有限公司	Hong Kong 香港	HK$100 100港元	—	100%	Trading in electric toothbrush 電動牙刷貿易
Truly Electronics Manufacturing Limited 信利電子有限公司	Hong Kong 香港	HK$1,000,010 1,000,010港元	100%	—	Trading in electronic calculators 電子計算機貿易
Truly Electrical Products Company Limited 信利電器有限公司	Hong Kong 香港	HK$100 100港元	—	100%	Inactive 不活躍

34. PARTICULARS OF SUBSIDIARIES *(Continued)*

34. 主要附屬公司資料 *(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營業地點	Nominal value of issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本面值／註冊資本	Proportionate equity interest of the Group 本集團按比例所佔股權		Principal activities 主要業務
			Directly *直接*	*Indirectly* *間接*	
Truly GSM Technologies Limited 信利環球通訊科技有限公司	Hong Kong 香港	HK$100 100港元	—	94%	Inactive 不活躍
Truly Industrial Limited 信利工業有限公司	Hong Kong 香港	HK$872,894 872,894港元	—	100%	Trading in electronic components 電子元件貿易
Truly Semiconductors (Europe) GmbH Truly Semiconductors (Europe) GmbH	Germany 德國	DM50,000 50,000馬克	—	100%	Trading in LCD products 液晶體顯示器產品貿易
Truly Semiconductors Limited 信利半導體有限公司	Hong Kong 香港	HK$1,000 1,000港元	—	100%	Trading in LCD products 液晶體顯示器產品貿易
Truly Telecommunications Company Limited 信利電訊有限公司	Hong Kong 香港	HK$1,000 1,000港元	—	100%	Trading in pagers 傳呼機貿易
Truly (USA) Inc. Truly (USA) Inc.	United States of America 美國	US$20,000 20,000美元	100%	—	Marketing of electronic calculators 推銷電子計算機

34. PARTICULARS OF SUBSIDIARIES *(Continued)*

34. 主要附屬公司資料 *(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營業地點	Nominal value of issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本面值／註冊資本	Proportionate equity interest of the Group 本集團按比例所佔股權		Principal activities 主要業務
			Directly 直接	*Indirectly 間接*	
信利電子有限公司* 信利電子有限公司*	PRC 中國	RMB226,456,216 人民幣226,456,216元	—	100%	Manufacture of electronic calculators and pagers 製造電子計算機及傳呼機
信利半導體有限公司* 信利半導體有限公司*	PRC 中國	RMB192,411,681 人民幣192,411,681元	—	100%	Manufacture of LCD products 製造液晶體顯示器產品
潔齒亮（汕尾）有限公司* 潔齒亮（汕尾）有限公司*	PRC 中國	RMB8,265,100 人民幣8,265,100元	—	100%	Manufacture of electric toothbrush 製造電動牙刷

* wholly foreign owned enterprise

* 外商獨資企業

None of the subsidiaries had any debt securities outstanding at 31 December 2003 or at any time during the year.

於二零零三年十二月三十一日或年內任何時間，各附屬公司均無任何未贖回債務證券。

RESULTS
業績

		Year ended 31 December 截至十二月三十一日止年度				
		1999 一九九九年 *HK$'000 千港元*	2000 二零零零年 *HK$'000 千港元*	2001 二零零一年 *HK$'000 千港元*	2002 二零零二年 *HK$'000 千港元 (As restated) (重列)*	**2003 二零零三年 *HK$'000 千港元***
Turnover	營業額	495,545	712,496	682,086	857,086	**1,399,898**
Cost of sales	銷售成本	(329,792)	(506,578)	(494,606)	(613,421)	**(993,521)**
Gross profit	毛利	165,753	205,918	187,480	243,665	**406,377**
Other operating income	其他經營收入	5,274	11,143	13,925	10,721	**7,861**
Distribution costs	分銷成本	(34,686)	(38,220)	(27,694)	(31,171)	**(39,189)**
Administrative expenses	行政費用	(67,378)	(80,043)	(92,815)	(101,918)	**(131,717)**
Profit from operations	經營溢利	68,963	98,798	80,896	121,297	**243,332**
Gain on disposal of land and buildings	出售土地及樓宇收益	12,145	—	—	—	**—**
Finance costs	財務費用	(12,846)	(14,726)	(16,305)	(10,299)	**(9,665)**
Share of results of an associate	應佔一家聯營公司業績	—	—	—	156	**713**
Profit before taxation	除税前溢利	68,262	84,072	64,591	111,154	**234,380**
Income tax expense	所得税支出	(5,222)	(3,684)	(4,841)	(7,318)	**(41,731)**
Profit before minority interests	未計少數股東權益前溢利	63,040	80,388	59,750	103,836	**192,649**
Minority interests	少數股東權益	35	31	326	—	**—**
Profit for the year	本年度溢利	63,075	80,419	60,076	103,836	**192,649**

ASSETS AND LIABILITIES
資產及負債

		At 31 December 於十二月三十一日				
		1999 一九九九年 *HK$'000 千港元*	2000 二零零零年 *HK$'000 千港元*	2001 二零零一年 *HK$'000 千港元*	2002 二零零二年 *HK$'000 千港元 (As restated) (重列)*	**2003 二零零三年 *HK$'000 千港元***
Total assets	資產總額	980,908	1,189,559	1,149,773	1,253,455	**1,731,079**
Total liabilities	負債總額	(237,931)	(400,758)	(326,562)	(389,718)	**(735,847)**
Minority interests	少數股東權益	233	264	590	590	**—**
Shareholders' funds	股東資金	743,210	789,065	823,801	864,327	**995,232**

2002 figures have been adjusted to reflect the change in accounting policy for the adoption of SSAP 12 (Revised) as described in note 2 to the financial statements. No restatement of financial statements for 1999 to 2001 was made for the adoption of SSAP 12 (Revised) as the Company considered it is not practical to do so.

二零零二年之數字經已調整，以反映財務報表附註第2項所述採納會計實務準則第12號(經修訂)之會計政策變動。一九九九年至二零零一年之財務報表並無就採納會計實務準則第12號(經修訂)予以重列，原因為本集團認為此舉乃不切實際。



TRULY®

信利國際有限公司

Truly International Holdings Limited